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Filed pursuant to General Instruction II.L. of Form F-10; File No. 333-134753

PROSPECTUS

3,200,000 Shares

SYSTEMS XCELLENCE INC.

Common Shares

This is the initial public offering of our common shares in the United States. Our common shares are listed on the Toronto Stock Exchange (TSX) under the trading symbol "SXC." We have received conditional approval to have our common shares quoted on the Nasdaq National Market (NASDAQ) under the symbol "SXCI", and for the additional listing of the common shares offered hereby on the TSX. Listing will be subject to our fulfillment of all listing requirements of NASDAQ and of the TSX. On June 22, 2006, the closing price of the common shares on the TSX was Cdn$13.90 per share or US$12.44, based on the US-Canadian dollar noon exchange rate on June 22, 2006, as quoted by the Bank of Canada. On June 5, 2006, we effected a four-to-one share consolidation, which was approved by our shareholders on May 17, 2006. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation give effect to this share consolidation.

Investing in our common shares involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common shares in "Risk factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and a portion of our assets are located in Canada.

The offering price of the common shares for investors in the United States will be payable in US dollars and the offering price of the common shares for investors in Canada will be payable in Canadian dollars, unless the underwriters otherwise agree. All of the proceeds of the offering will be paid to us by the underwriters in US dollars based on the US offering price.

	Per share		Total

Public offering price	US$	12.08	US$	38,659,680

Underwriting fees and commissions	US$	0.81	US$	2,594,065

Proceeds, before expenses, to us	US$	11.27	US$	36,065,615

The underwriters may also purchase from us up to an additional 480,000 of our common shares at the public offering price to cover over-allotments, if any, within 30 days from date of this prospectus. If the underwriters exercise the option in full, the total underwriting fees and commissions will be US$2,983,174 and our total proceeds, before expenses, to us will be US$41,475,458.

The underwriters are offering the common shares as described under "Underwriting". Delivery of the shares will be made on or about June 30, 2006.

Sole Book-Running Manager

UBS Investment Bank

JPMorgan

William Blair & Company	SunTrust Robinson Humphrey
Sprott Securities (USA) Limited	Orion Securities (USA) Inc.	Clarus Securities Inc.

The date of this prospectus is June 22, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. If anyone has provided you with different or inconsistent information you should not rely upon it. We are offering to sell our common shares and seeking offers to buy common shares only in the jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in this prospectus is accurate only as at the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. We have not and the underwriters have not independently verified this information, and we do not and the underwriters do not make any representation as to the accuracy of the information.

TABLE OF CONTENTS

Prospectus summary	1
The offering	4
Summary consolidated financial data	5
Risk factors	7
Special note regarding forward-looking statements	19
Use of proceeds	21
Capitalization	22
Price range and trading volumes of our common shares	23
Dividend policy	23
Selected consolidated financial data	24
Management's discussion and analysis of financial condition and results of operations	26
Our business	39
Directors and management	55
Related party transactions and interests of management in material transactions	60
Principal shareholders	61
Description of share capital	63
Certain material income tax considerations	64
Underwriting	69
Notice to offshore investors	73
Corporate information and registered office	74
Documents incorporated by reference	74
Where you can find more information	75
Enforcement of civil liabilities	76
Transfer agent and registrar	76
Legal matters	76
Legal proceedings	76
Auditors	76
Purchasers' statutory rights	77
Documents filed as part of the registration statement	77
Index to consolidated financial statements	F-1

InformedRx®, RxClaim®, RxExpress®, RxMax®, RxServer® and RxTrack® are the registered trademarks of Systems Xcellence Inc. and/or its subsidiaries in the United States. This prospectus also contains trademarks and service marks of other companies.

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Prospectus summary

The following is a summary only and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common shares. You should read the entire prospectus, including the section entitled "Risk factors" and the documents and financial statements incorporated by reference into this prospectus before making an investment decision. As used in this prospectus, unless the context otherwise requires or indicates, the terms "we", "us", "our", "SXC" or the "Corporation" mean or refer to Systems Xcellence Inc. and, unless the context otherwise requires, its subsidiaries.

In this prospectus, unless otherwise indicated, all dollar amounts and references to "$" are to United States dollars and "Cdn$" refers to Canadian dollars. Unless otherwise indicated, the information contained in this prospectus does not give effect to the exercise of the over-allotment option granted to the underwriters.

On June 5, 2006, we filed articles of amendment to effect a consolidation of our common shares on the basis that each four outstanding common shares became one post-consolidation common share. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to this share consolidation. See "Description of share capital".

OUR BUSINESS

We are a leading provider of healthcare information technology solutions and services to payors, providers and other participants in the pharmaceutical supply chain in the United States and Canada. Our product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. Our software products are available on a license basis with on-going maintenance and support, or on a transaction fee basis using our application service provider (ASP) model. Our payor customers include over 70 managed care organizations (MCOs), Blue Cross/Blue Shield (BCBS) organizations, government agencies, employers and intermediaries such as pharmacy benefit management organizations (PBMs). Our provider customers include over 1,200 independent, regional chain, institutional and mail-order pharmacies. We believe our solutions assist both payors and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

Our payor software products and pharmacy benefit management services offer our customers several options for building and managing flexible, cost-effective prescription drug programs. Our software products include pharmacy benefit management, claims adjudication, business intelligence, member web portal, and manufacturer rebate contract management systems. These systems can be either licensed to operate in a customer facility or procured on a transaction-fee basis from our ASP center in Lombard, Illinois. Under either model, our benefit management system provides instant on-line adjudication of third-party prescription drug claims at the point of service, pharmacy payments, customer billings and real-time functionality for maintaining benefit, price, member, provider and drug information. In addition to software and related ASP processing services, we offer our InformedRx suite of pharmacy benefit management services, which includes development of customized prescription benefit plans, determination of patient eligibility for prescription benefits, adjudication of claims, review of drug utilization, web services for members, management of pharmacy networks, contracting for manufacturer rebates and clinical support programs. InformedRx provides customers with a choice of either full-service or à la carte pharmacy benefit management services and features transparent pricing that helps to ensure that our customers maximize cost-savings in their drug benefit programs. In 2005, our revenue from payor customers was approximately $34 million, or 63% of our total revenue.

Our provider offerings assist our customers in managing the increased volume of in-store transactions and rising employee workload resulting from the growing utilization of prescription drugs and an industry-wide shortage of pharmacists. Our provider suite of products includes pharmacy practice management systems, point-of-sale applications and related prescription fulfillment services, which can be integrated with other pharmacy and patient management systems for full enterprise-wide control. Our provider solutions are aimed at generating store-level and corporate efficiencies for dispensing prescriptions, centralized product and patient reporting, third-party payment processing, drug interaction review, and inventory control. Our standard and customized reporting capabilities are designed to meet government guidelines and business management requirements. In 2005, our revenue from provider customers was approximately $20 million, or 37% of our total revenue.

Our total revenue is comprised of revenue from transaction processing, maintenance, systems sales, and professional services. For 2005, our total revenue was approximately $54 million. Our transaction processing and maintenance revenues are generally recurring in nature, as most of our contracts for these services are for multiple-year terms and automatically renew for annual terms unless terminated by the customer. For 2005, our revenue from these contracts was approximately $35 million, or 64% of our total revenue. Increasing our base of transaction processing and maintenance revenue continues to be an important strategic goal.

An important operating measure that our management monitors is our "book of business", which is management's estimate of the total revenue we expect to recognize over a period of up to three years except for certain maintenance contracts, which may be for a longer period, based on our existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in our segmented information; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in our segmented information. As at March 31, 2006, our book of business was approximately $140 million. As at December 31, 2005, our book of business was approximately $108 million. Although management believes that our book of business may provide an indication of the revenue that may be recognized during the assumed term, we can make no assurance that all of such amounts will actually be recognized or as to the actual periods over which we may recognize such revenue. See "Management's discussion and analysis of financial condition and results of operations—Overview".

INDUSTRY OVERVIEW

We believe the key market factors that influence spending on information technology solutions and services by participants in the pharmaceutical supply chain are the amount spent on prescription drugs and the associated volume of prescription drugs dispensed and insurance claims processed each year. According to IMS Health, approximately 3.6 billion pharmacy prescriptions were written and filled in the United States for the twelve months ended September 30, 2005—representing a retail value in excess of $251 billion. Based on the factors described below, we expect drug utilization rates to continue to rise in the future. We estimate that the current market opportunity for information technology and services in our industry approximates $4.5 billion annually, and is growing at a rate in excess of the drug utilization rate alone due to an aging population base, rising drug prices, growth of "me too" and "life-style" drugs, direct-to-consumer advertising by drug manufacturers, a shortage of registered pharmacists, and the introduction of Medicare Part D.

OUR COMPETITIVE STRENGTHS

The pharmaceutical supply chain market requires solutions that address the unique needs of each constituent in the supply chain. Our payor and provider customers require comprehensive and scaleable technical solutions, as well as the ability to ensure cost efficiency for themselves and their customers. We believe that we have the following significant competitive strengths:

Flexible service offering and customer choice.    We believe a key differentiator between us and our competitors is not only our ability to provide innovative PBM services, but also to deliver these services on an à la carte basis with transparent pricing.

Leading technology.    We believe we have one of the most comprehensive claims processing and pharmacy practice management platforms in the market, as our technology is built with flexible, database-driven rule sets and has broad functionality adaptable to most customers' needs.

Measurable cost savings for our customers.    We provide our customers with increased control over drug dispensing activities and benefit programs. Our transparent pricing models and flexible product offerings are designed to deliver measurable cost savings to our customers.

Strong customer relationships and domain expertise.    Through our experience developing and supporting pharmacy solutions for millions of lives, we believe we have become a leader in our industry in establishing best practices and have developed strong customer relationships and substantial domain expertise in our market.

Experienced and proven management team.    We have assembled a senior management team of industry veterans with a proven track record for profitable growth both organically and through acquisitions.

OUR BUSINESS STRATEGY

Our objective is to enhance our position as a leading provider of healthcare information technology solutions and pharmacy benefit management services to participants in the pharmaceutical supply chain in the US and Canada. Our primary strategies are to:

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expand the breadth of our InformedRx services for health plans, self-insured employers and government agencies that sponsor pharmacy benefit plans;

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provide additional InformedRx services to our existing payor customer base;

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focus our provider sales activities on the small to mid-size retail chain marketplace;

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continue to lead through product innovation built on superior technology; and

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further broaden our markets and offerings by pursuing strategic acquisitions.

REGISTERED OFFICE

We amalgamated under the Canada Business Corporations Act in August 1995. Our registered office is located at 555 Industrial Drive, Milton, Ontario L9T 5E1. Our corporate website is www.sxc.com. The information contained on our website is not part of this prospectus, and the web address stated in this prospectus is an inactive textual reference and not a hyperlink.

The offering

Common shares offered by us	3,200,000 shares
Common shares to be outstanding after the offering	20,170,833 shares
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $35.1 million, or $40.5 million if the underwriters exercise their over-allotment option in full. We currently intend to use approximately $12.8 million of the net proceeds to us from the offering to retire our credit facility (excluding any pre-payment penalty, which would not exceed $0.2 million), and the remainder for potential acquisitions, working capital and general corporate purposes. See "Use of proceeds".
Toronto Stock Exchange symbol	SXC
Nasdaq National Market symbol	SXCI
Risk factors
An investment in our common shares involves a number of risks that should be carefully considered by prospective investors. See "Risk factors" and other information included and incorporated by reference in this prospectus.

The number of common shares that will be outstanding immediately after the completion of the offering is based on the number of common shares outstanding as of March 31, 2006, and excludes as of that date:

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2,140,964 common shares issuable upon the exercise of stock options then outstanding at a weighted average exercise price of Cdn$6.80 (approximately $6.09) per share; and

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170,815 common shares reserved for future issuance under our stock option plan.

On June 5, 2006, we effected a four-to-one share consolidation, which was approved by our shareholders on May 17, 2006. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to this share consolidation. See "Description of share capital".

Unless otherwise indicated, all information in the prospectus assumes the underwriters do not exercise their option to purchase up to an additional 480,000 of our common shares to cover over-allotments.

Summary consolidated financial data

The following summary consolidated financial data as of and for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data for the three-month periods ended March 31, 2006 and 2005 is constructed from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as "Management's discussion and analysis of financial condition and results of operations", included elsewhere in this prospectus.

Our audited consolidated financial statements have been prepared in US dollars in accordance with Canadian generally accepted accounting principles (GAAP). We have included a reconciliation of the significant differences between Canadian GAAP and US GAAP of our net income, balance sheet and cash flow items in note 15 to our audited consolidated financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Three months ended March 31,
Statement of operations data:	2004	2005	2005	2006

	(in thousands)
Revenue:
Transaction processing	$13,543	$21,446	$4,951	$8,754
Maintenance	6,884	13,343	3,241	3,657
System sales	7,051	8,225	1,103	2,554
Professional services	5,564	11,109	1,278	4,372

Total revenue	$33,042	$54,123	$10,573	$19,337

Gross profit	$19,583	$33,348	$6,053	$11,732
Operating expenses:
Product development costs	6,993	8,956	2,161	2,105
Selling, general and administrative	7,268	12,357	2,578	3,869
Amortization	1,499	3,306	775	897
Lease termination	—	—	—	758
Stock-based compensation	580	844	139	479

Income from operations	3,243	7,885	400	3,624
Net interest (income) expense	849	1,347	354	(93)
Gain on sale of land and building	—	626	—	—

Income before income taxes	2,394	7,164	46	3,718
Income taxes (recovery)	100	(558)	30	(1,859)

Net income	$2,294	$7,722	$16	$5,577

	Year ended December 31,		Three months ended March 31,
Statement of operations data:	2004	2005	2005	2006

Other financial and operating data:
Revenue mix:
Transaction processing	41.1%	39.6%	46.8%	45.3%
Maintenance	20.8%	24.7%	30.7%	18.9%
System sales	21.3%	15.2%	10.4%	13.2%
Professional services	16.8%	20.5%	12.1%	22.6%
Adjusted income per share(1):
Net income per share—basic	$ 0.19	$ 0.52	$ —	$ 0.33
Net income per share—diluted	$ 0.19	$ 0.50	$ —	$ 0.31
Weighted-average number of common shares outstanding used in computing net income per share—basic	11,844,392	14,805,857	14,583,717	16,951,083
Weighted-average number of common shares outstanding used in computing net income per share—diluted	12,406,018	15,437,138	15,110,467	18,037,060

(1)
The adjusted information regarding net income per share and weighted average number of common shares outstanding gives effect to our recent four-to-one share consolidation described under the heading "Description of share capital".

	As of March 31, 2006
Balance sheet data:	Actual	As adjusted(1)

	(in thousands)
Cash and cash equivalents	$36,854	$59,144
Working capital(2)	41,200	63,490
Goodwill and other intangible assets	26,428	26,428
Total assets	90,237	112,527
Long-term debt (including current portion)	12,776	—
Total shareholders' equity	65,608	100,674

(1)
As adjusted to give effect to (i) our sale of common shares in this offering, after deducting estimated underwriting fees and commissions and other expenses of the offering, for estimated net proceeds of approximately $35.1 million, and (ii) repayment of our current senior secured credit facility of approximately $12.8 million (excluding the payment of applicable prepayment penalties).

(2)
Working capital represents current assets less current liabilities.

Risk factors

Investing in our common shares involves risks. You should carefully consider the risks described below, together with all of the other information included and incorporated by reference in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common shares could decline and you may lose part or all of your investment. The risks set out below are not the only risks we face. You should also refer to the other information included and incorporated by reference in this prospectus, including our consolidated financial statements and the related notes.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our future growth is dependent on further market acceptance and increased market penetration of our products.

Our business model depends on our ability to sell our products and services. Achieving increased market acceptance of our products and services will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by participants in the pharmaceutical supply chain. Additionally, pharmaceutical providers and payors, which may have invested substantial resources in other methods of conducting business and exchanging information, may be reluctant to purchase our products and services.

We cannot assure you that pharmaceutical providers and payors will purchase our products and services. If we fail to achieve broad acceptance of our products and services by pharmaceutical providers, payors and other healthcare industry participants or if we fail to position our services as a preferred method for information management and pharmaceutical healthcare delivery, our business, financial condition and results of operations will be materially adversely affected.

The electronic healthcare information market is rapidly evolving. A number of market entrants have introduced or developed products and services that are competitive with one or more components of our offerings. We expect that additional companies will continue to enter this market. In new and rapidly evolving industries, there is significant uncertainty and risk as to the demand for, and market acceptance of, products and services. Because the markets for our products and services are evolving, we are not able to predict the size and growth rate of the markets with any certainty. We cannot assure you that the markets for our products and services will continue to grow or, if they do, that they will be strong and continue to grow at a sufficient pace. If markets fail to grow, grow more slowly than expected or become saturated with competitors, our business, financial condition and results of operations will be materially adversely affected.

Consolidation in the healthcare industry could materially adversely affect our business, financial condition and results of operations.

Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with greater market power. As provider networks and managed care organizations consolidate, thus decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. In the past we have lost customers as a result of industry consolidation. In addition, industry participants may try to use their market power to negotiate price reductions for our products and services. Further, consolidation of management and billing services through integrated delivery systems may decrease demand for our products. If we are forced to reduce our prices as a result of either an imbalance of market power or decreased demand for our products, our revenues would be reduced and we could become significantly less profitable.

Software products such as ours are susceptible to undetected errors or similar problems, which may cause our systems to fail to perform properly.

Complex software such as ours often contains defects or errors that are difficult to detect, even through testing, and despite testing by us, our existing and future software products may contain errors. We strive to regularly introduce new solutions and enhancements to our products and services. If we detect any errors before we introduce a product, we may have to delay commercial release for an extended period of time while we address the problem, and in some cases may lose sales as a result of the delay. If we do not discover software errors that affect our products until after they are sold and become operational, we would need to provide enhancements to correct such errors, which would result in unexpected additional expense and diversion of resources to remedy such errors.

Any errors in our software or enhancements, regardless of whether or when they are detected or remedied, may result in harm to our reputation, product liability claims, license terminations or renegotiations, or delays in, or loss of, market acceptance of our product offerings.

Furthermore, our customers might use our software together with products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. Even when our software does not cause these problems, the existence of these errors might cause us to incur significant costs, divert the attention of our technical personnel from our development efforts, impact our reputation or cause significant customer relations problems.

Our business strategy of expansion through acquisitions may result in unexpected integration costs, loss of business and/or dilution to existing shareholders.

We look to the acquisition of other businesses as a way to achieve our strategy of expanding our product offerings and customer base. The successful implementation of our acquisition strategy depends on our ability to identify suitable acquisition candidates, acquire companies on acceptable terms, integrate the acquired company's operations and technology successfully with our own and maintain the goodwill of the acquired business. We are unable to predict whether or when we will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while we believe we have the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

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a diversion of management's attention from other business concerns;

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failure to effectively assimilate the acquired technology or assets into our business;

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the potential loss of key employees or customers from either our current business or the business of the acquired company; and

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the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that we will be able to successfully identify, consummate or integrate any potential acquisitions into our operations.

In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends upon our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers' requirements.

An important part of our business strategy is to expand the scope of our operations, both organically and through acquisitions. We cannot be certain that our systems, procedures, controls and space will be adequate to support expansion of our operations, and we may be unable to expand and upgrade our systems and infrastructure to accommodate any future growth. Growth in operations will place significant demands on our management, financial and other resources. Our future operating results will depend on the ability of our management and key employees to successfully manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our inability to finance future growth, manage future expansion or hire and retain the personnel needed to manage our business successfully could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to compete successfully, our business, financial condition and results of operations will be adversely affected.

The market for our products and services is fragmented, intensely competitive and is characterized by rapidly changing technology, evolving industry standards and user needs and the frequent introduction of new products and services. We compete on the basis of several factors, including:

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breadth and depth of services;

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reputation;

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reliability, accuracy and security of our software programs;

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ability to enhance existing products and services;

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ability to introduce and gain market acceptance of new products and services quickly and in a cost-effective manner;

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customer service;

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price and cost-saving measures; and

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industry expertise and experience.

Some of our competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than we do. Furthermore, we expect that competition will continue to increase as a result of consolidation in both the information technology and healthcare industries. If our competitors or potential competitors were to merge or partner with one another, the change in the competitive landscape could adversely affect our ability to compete effectively.

In addition, the healthcare information technology market is characterized by rapid technological change and increasingly sophisticated and varied customer needs. To successfully compete in this market, we must continue to enhance our existing products and services, anticipate and develop new technology that addresses the needs of our existing and prospective customers and keep pace with changing industry standards on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks, and we may not be successful in using new technologies effectively or in adapting our proprietary technology to evolving customer requirements or industry practice. Moreover, competitors may develop products that are more efficient, less costly, or otherwise better received by the market than ours. We cannot assure you that we will be able to introduce new products in a timely manner, or at all, or that such products will achieve market acceptance.

There can be no assurance that we will be able to compete successfully against current and future competitors or that the competitive pressures that we face will not materially adversely affect our business, financial condition and results of operations.

We have limited experience with our InformedRx expanded service offering, which could constrain its profitability.

An important strategy for us is to increase our revenue per transaction. One of the ways in which we seek to do this is through our InformedRx expanded service offering. InformedRx offers health plan sponsors a wide variety of pharmacy benefit management services. This service offering consists of benefit plan design, management and claims adjudication, retail pharmacy network management, formulary management, clinical services and rebate management. We are developing this business by leveraging our existing managed care customer base, technology platform and processing infrastructure. Because we do not have significant experience with offering and providing some of these services, there are considerable risks involved with this strategy.

We may be liable for the consequences of the use of incorrect or incomplete data that we provide.

We provide data, including patient clinical information, to pharmaceutical providers for their use in dispensing prescription drugs to patients. Third-party contractors provide us with most of this data. If this data is incorrect or incomplete, adverse consequences, including severe injury or death, may occur and give rise to product liability and other claims against us. In addition, a court or government agency may take the position that our delivery of health information directly, including through pharmaceutical providers, or delivery of information by a third-party site that a consumer accesses through our websites, exposes us to personal injury liability, or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain product liability insurance coverage in an amount that we believe is sufficient for our business, we cannot assure you that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. A claim brought against us that is uninsured or under-insured could materially harm our business, financial condition and results of operations. Even unsuccessful claims could result in substantial costs and diversion of management resources.

It is difficult to predict the length of the sales cycle for our healthcare software solutions.

The length of the sales cycle for our healthcare software solutions is difficult to predict, as it depends on a number of factors, including the nature and size of the potential customer and the extent of the commitment being made by the potential customer. Our sales and marketing efforts with respect to pharmaceutical providers and payors generally involve a lengthy sales cycle due to these organizations' complex decision-making processes. Additionally, in light of increased government involvement in healthcare and related changes in the operating environment for healthcare organizations, our current and potential customers may react by curtailing or deferring investments, including those for our services. In many cases, our acquisition of new business is dependent on our successfully bidding pursuant to a competitive bidding process. If potential customers take longer than we expect to decide whether to purchase our solutions, our selling expenses could increase and our revenues could decrease or be delayed, which could materially harm our business, financial condition and results of operations.

Our operations are vulnerable to interruption by damage from a variety of sources, many of which are not within our control.

The success of our business depends in part on our ability to operate our systems without interruption. Our products and services are susceptible to all the threats inherent in computer software and other technology-based systems. Our systems are vulnerable to, among other things, power loss and telecommunications failures, software and hardware errors, failures or crashes, computer viruses and similar disruptive problems, and fire, flood and other natural disasters. Although we take precautions to guard against and minimize damage from these and other potential risks, including implementing disaster recovery systems and procedures, they are often unpredictable and beyond our control. Any significant interruptions in our services could damage our reputation in the marketplace and have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key customers.

We generate a significant portion of our revenue from a small number of customers, although for the years ended December 31, 2005 and 2004, no customer accounted for more than 10% of our revenue. However, there can be no guarantee that future revenue sources will be similarly diversified. If our existing customers elect not to renew their contracts with us at the expiry of the current terms of those contracts, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations. Furthermore, we sell most of our computer software and services to pharmacy benefit management organizations, BCBS organizations, managed care organizations and retail/mail-order pharmacy chains. If the healthcare benefits industry or our customers in the healthcare benefits industry experience problems, they may curtail spending on our products and services and our business and financial results could be materially adversely affected. For example, we may suffer a loss of customers if there is any significant consolidation among firms in the healthcare benefits industry or other participants in the pharmaceutical supply chain or if demand for pharmaceutical claims processing services should decline.

Our business depends on our intellectual property rights, and if we are unable to protect them, our competitive position may suffer.

We do not have any patents on our technology. Nonetheless, our business plan is predicated on our proprietary systems and technology. Accordingly, protecting our intellectual property rights is critical to our continued success and our ability to maintain our competitive position. We protect our proprietary rights through a combination of trademark, trade secret and copyright law, confidentiality and non-disclosure agreements with our employees, consultants, customers and suppliers, and limiting access to our trade secrets and technology. We cannot assure you that the steps we have taken will prevent misappropriation of our technology, which could have a material adverse effect on our competitive position. Also, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property by reverse-engineering the functionality of our systems or otherwise obtain and use information that we regard as proprietary. Policing unauthorized use of our intellectual property is difficult and expensive, and we are unable to determine the extent, if any, to which piracy of our intellectual property exists.

In addition, we may have to engage in litigation in the future to enforce or protect our intellectual property rights, and we may incur substantial costs and the diversion of management's time and attention as a result.

We may be unable to obtain, retain the right to use or successfully integrate third-party licensed technologies necessary for the use of our technology, which could prevent us from offering the products and services which depend upon those technologies.

We depend upon third-party licenses for some of the technology used in our solutions, and intend to continue licensing technologies from third parties. These licenses might not continue to be available to us on commercially reasonable terms or at all. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain or renew any of these licenses could delay development of our new product offerings or prevent us from selling our existing solutions until equivalent technology can be identified, licensed and integrated, or developed by us, and there is no assurance as to when we would be able to do so, if at all. Lack of access to required licenses from third parties could materially harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive. Our competitors may obtain the right to use any of the technology covered by these licenses and use the technology to compete more effectively with us. Our use of third-party technologies exposes us to risks associated with the integration of components from various sources into our solutions, such as unknown software errors or defects or unanticipated incompatibility with our systems and technologies. In addition, if our vendors choose to discontinue support of the licensed technology in the future or are unsuccessful in their continued research and development efforts, are unable to continue their business, decide to discontinue dealings with us or are acquired by a competitor or other party that does not wish to deal with us, we might not be able to modify or adapt our own solutions to use other available technologies in a timely manner, if at all.

We may become subject to claims that we infringe the intellectual property rights of others, which, even if not successful, could have a material adverse impact on our business.

We could be subject to intellectual property infringement claims from third parties as the number of our competitors grows and our applications' functionality overlaps with their products. There has been a substantial amount of intellectual property litigation in the information technology industries. While we do not believe that we have infringed or are infringing on any proprietary rights of third parties, we cannot assure you that infringement claims will not be asserted against us or that those claims will be unsuccessful. Even if a claim brought against us is ultimately unsuccessful, we could incur substantial costs and diversion of management resources in defending any infringement claims. Furthermore, a party making a claim against us could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to develop and market our products and services. We may be required to license additional intellectual property from third parties in order to continue using our products, and we cannot assure you that we will be able to obtain such licenses on commercially reasonable terms, or at all. In many of our contracts with our customers, we have agreed to indemnify our customers against any losses that they may incur in the event that our products or services are alleged to infringe third-party patents or other proprietary rights.

We are subject to a number of existing laws, regulations, and industry initiatives, non-compliance with which could adversely affect our business, financial condition and results of operations.

As a participant in the healthcare industry, our operations and relationships, and those of our customers, are regulated by a number of federal, state, provincial and local statutes or regulatory requirements. We are ourselves directly subject to these statutes and regulations. We are also impacted by them indirectly, in that our products must be capable of being used by our customers in a manner that complies with those statutory and regulatory requirements. In some situations, our customers are required to ensure our and their compliance with these laws through the terms of our contracts. Our inability to ensure compliance could adversely affect the marketability of our products or expose us to liability. In addition, in many of our ASP contracts, we have agreed with our customers that we will not use information obtained by us in a way that contravenes patient privacy and similar laws. Because the healthcare information technology industry as a whole is at a relatively early stage of development, and many of the statutes and regulations that govern the healthcare industry are also relatively recent, the application of many state, provincial and federal regulations to our business operations and to our customers is uncertain. It is possible that a review by courts or regulatory authorities of our business practices or those of our customers could result in a determination that could materially adversely affect us. The laws and regulations that most affect our business and the risks related to these regulations are further discussed below. See "Our business—Regulation".

We cannot predict whether or when future healthcare reform initiatives by US federal or state, Canadian or other foreign regulatory authorities will be proposed, enacted or implemented or what impact those initiatives may have on our business, financial condition or results of operations. Additionally, government regulation could alter the clinical workflow of physicians, hospitals and other healthcare participants, thereby limiting the utility of our products and services to existing and potential customers and resulting in a negative impact on market acceptance of our products and services.

Future changes in laws or regulations in the healthcare industry could adversely affect our business.

The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contained significant changes to Medicare and Medicaid and had an impact for several years on healthcare providers' ability to invest in capital intensive systems. In addition, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and Canadian privacy statutes directly impact the healthcare industry by requiring various security and privacy measures in order to ensure the protection of patient health information. More recently, increased government involvement in healthcare, such as the Medicare Prescription Drug, Improvement and Modernization Act of 2003, the Deficit Reduction Act of 2005, and other US initiatives at both the federal and state level could lower reimbursement rates and otherwise change the business environment of our customers and the other entities with which we have a business relationship. Further, existing laws and regulations are subject to changing interpretation by courts, regulatory agencies, and agency officials. These factors affect the purchasing practices and operation of healthcare organizations. US federal and state legislatures have periodically considered programs to reform or amend the US healthcare system and to change healthcare financing and reimbursement systems. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our product offerings. The healthcare industry is expected to continue to undergo significant changes for the foreseeable future, and we cannot predict the effect of possible future legislation and regulation on our business, financial condition and results of operations.

If our security is breached, outsiders could gain access to information we are required to keep confidential, we could be subject to liability and customers could be deterred from using our services.

Our business relies on using the Internet to transmit confidential information. However, the difficulty of securely transmitting confidential information over the Internet has been a significant barrier to engaging in sensitive communications over the Internet, and is an important concern of our existing and prospective customers. Publicized compromise of Internet security, including third-party misappropriation of patient information or other data, or a perception of any such security breach, may deter people from using the Internet for these purposes, which would result in an unwillingness to use our systems to conduct transactions that involve transmitting confidential healthcare information. Further, if we are unable to protect the physical and electronic security and privacy of our databases and transactions, we could be subject to potential liability and regulatory action, our reputation and customer relationships would be harmed, and our business, operations and financial results may be materially adversely affected.

We are highly dependent on senior management and key employees. Competition for employees in our industry is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business.

Our success largely depends on the skills, experience and continued efforts of our management and other key personnel, and on our ability to continue to attract, motivate and retain highly qualified individuals. Competition for senior management and other key personnel is intense, and the pool of suitable candidates is limited. If we lose the services of one or more of our key employees, we may not be able to find a suitable replacement and our business, financial condition and results of operations could be materially adversely affected.

Our ability to provide high-quality services to our customers also depends in large part upon the experience and expertise of our employees generally. We must attract and retain highly qualified personnel with a deep understanding of the healthcare and healthcare information technology industries. We compete with a number of companies for experienced personnel and many of these companies, including customers and competitors, have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to customers and competitors who may seek to recruit them and increases the cost of replacing them. If we are unable to attract or retain qualified employees, the quality of our services could diminish and we may be unable to meet our business and financial goals.

Our actual financial results may vary from our publicly disclosed forecasts.

Our actual financial results may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors, which are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this prospectus and the incorporated documents. See "Special note regarding forward-looking statements". If our actual results vary from our announced guidance, the price of our common shares may decline, and such a decline could be substantial. We do not undertake to update any guidance or other forward-looking information we may provide.

We may experience fluctuations in our financial results because of timing issues associated with our revenue recognition policy.

A portion of our revenues are derived from system sales, in respect of which we recognize revenue upon execution of a license agreement and shipment of the software, as long as all vendor obligations have been satisfied and collection of license fees is probable. As the costs associated with system sales are minimal, revenue and income may vary significantly based on the timing of recognition of revenue. Given that revenue from these projects is often recognized using the percentage of completion method, our revenue from these projects can vary substantially on a monthly and quarterly basis. Accordingly, the timing and delivery requirements of customers' orders may have a material effect on our operations and financial results during any reporting period. In addition, to the extent that the costs required to complete a fixed price contract exceed the price quoted by us, our results may be materially adversely affected.

We may not have sufficient capital to fund our future requirements, and we may not be able to access additional capital.

Our future capital requirements will depend on many factors, including our product development programs. In order to meet capital requirements in excess of our available capital, we will consider additional public or private financings (including the issuance of additional equity securities). There can be no assurance that additional funding will be available or, if available, that it will be available on commercially acceptable terms. If adequate funds are not available, we may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of our proposed products, or obtain funds through arrangements with partners that require us to relinquish rights to certain of our technologies or products. There can be no assurance that we will be able to raise additional capital if our capital resources are exhausted. A lack of liquidity and an inability to raise capital when needed would have a material adverse impact on our ability to continue our operations or expand our business.

If we are required to write-off goodwill or other definite-lived intangible assets, our financial position and results of operations would be adversely affected.

We had goodwill and other intangible assets of approximately $26.8 million and $26.4 million as of December 31, 2005 and March 31, 2006, respectively. We periodically evaluate goodwill and other intangible assets for impairment. In the future, we may take charges against earnings in connection with goodwill or other intangible assets arising from acquisitions. Any determination requiring the write-off of a significant portion of our goodwill or other intangible assets could adversely affect our results of operations and our financial condition.

Our tax filings are subject to possible review, audit and/or reassessment and we may be liable for additional taxes, interest or penalties if the final tax outcome is different from those provided for in our filings.

Although our primary operations are in the United States, we also have operations in Canada. Our income tax liability is therefore a consolidation of the tax liabilities we expect to have in various locations. Our tax rate is affected by the profitability of our operations in all locations, tax rates and systems of the countries in which we operate, our tax policies and the impact of certain tax planning strategies which we have implemented or may implement. To determine our worldwide tax liability, we make estimates of possible tax liabilities. Our tax filings, positions and strategies are subject to review by local or international tax authorities and the outcomes of such reviews are uncertain. In addition, these audits generally take place years after the period in which the tax provision in question was provided and it may take a substantial amount of time before the final outcome of any audit is known. Future final tax outcomes could also differ materially from the amounts recorded in our financial statements. These differences could have a material effect on our financial position and our net income in the period such determination is made.

RISKS RELATED TO THE OFFERING

Our share price may be volatile, and our common shares have no prior trading history in the United States.

Our common shares currently trade on the TSX. Factors such as announcements of technological innovation or the introduction of new products by us or our competitors, actual or anticipated fluctuations in our operating results, changes in estimates of our future operating results by securities analysts, failure to achieve our published financial guidance or developments with respect to proprietary rights, among other things, may have a significant impact on the market price of our common shares. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of many technology and healthcare companies and which often has been unrelated to the operating performance of these companies. These market fluctuations may materially and adversely affect the market price of our common shares.

Listing our common shares on NASDAQ in addition to the TSX may increase share price volatility on the TSX and also result in volatility of the trading price on NASDAQ because trading will be split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Prior to the offering, there has been no public market in the United States for our shares. The initial US public offering price for our shares may bear no relationship to the price at which our shares will trade upon the completion of the offering. The price at which our shares will trade may be lower than the price at which they are sold in the offering. In addition, because the liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities quoted on NASDAQ, historical trading prices may not be indicative of the prices at which our shares will trade in the future on NASDAQ. Further, there can be no assurance regarding the trading prices that will prevail on the TSX following our additional listing on NASDAQ, and following the recent consolidation of our outstanding common shares.

Although we have applied to have our common shares approved for quotation on NASDAQ, an active trading market for our shares may never develop or be sustained in the US following this offering. If an active market for our common shares does not develop in the US, it may be difficult for US residents to sell the shares they purchase in this offering without depressing the market price for the shares, or at all.

In the past, following periods of large price declines in the public market price of a company's securities, securities class action litigation has often been initiated against that company. Litigation of this type against us could result in substantial costs and diversion of management's attention and resources, which would adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

The market price of our common shares could decline as a result of issuances by us or sales by our existing shareholders of common shares in the market after this offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. Based on the number of common shares outstanding on March 31, 2006, upon completion of this offering, assuming no exercise of the underwriters' over-allotment option, we will have 20,170,832 common shares issued and outstanding, all of which will be freely tradable on either the TSX or NASDAQ (except those held by affiliates or control persons).

We have broad discretion in the use of the net proceeds from this offering and may not use those proceeds effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product offerings. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. Further, if we do not restrict our investment of a sufficient portion of the net proceeds to us from this offering pending their use to investments that are not "investment securities" within the meaning of the Investment Company Act of 1940, we may inadvertently become subject to regulation as an investment company under that Act. If we become subject to regulation as an investment company under the Investment Company Act of 1940, the consequences would be material and adverse to us.

We do not intend to pay dividends in the near future.

We have never declared or paid any dividends on our common shares, and for so long as our current credit facility remains in effect we are prohibited from paying dividends and we may be prohibited from paying dividends pursuant to the terms of other credit facilities that we may enter in the future. We currently intend to retain our future earnings, if any, to finance the expansion of our business. As a result, the return on an investment in our common shares will depend upon any future appreciation in value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.

The financial reporting obligations of being a public company in the US will be expensive and time consuming, and will place significant additional demands on our management.

Prior to the consummation of this offering, we have not been subject to public company reporting obligations in the US. The additional obligations of being a public company in the US will require significant additional expenditures and place additional demands on our management.

In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 will require our management to conduct an annual evaluation of our internal controls over financial reporting, include a report on such internal controls in our annual reports that we will be required to file with the SEC, and have that evaluation attested to by our independent auditing firm. Under current rules, we will be subject to these requirements beginning with our fiscal year ending December 31, 2007. This process will increase our legal and financial compliance costs, and could make some activities more difficult, time-consuming or costly. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.

If we are characterized as a passive foreign investment company (PFIC), you may be subject to adverse US federal income tax consequences.

We do not expect to be a PFIC for US federal income tax purposes for our current taxable year. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-US corporation generally will be considered a PFIC for any taxable year if either (1) at least

75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our common shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this offering. If we were to be treated as a PFIC for any taxable year during which you hold common shares, certain adverse US federal income tax consequences could apply to you. See "Certain material income tax considerations—Material United States Federal Income Tax Considerations".

As a foreign private issuer, we are subject to different US securities laws and rules than a domestic US issuer, which may limit the information publicly available to our shareholders.

We are a foreign private issuer under applicable US federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act) and related rules and regulations. As a result, we do not file the same reports that a US domestic issuer would file with the US Securities and Exchange Commission (SEC), although we will be required to file or furnish with the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our common shares must be either directly or indirectly owned by non-residents of the United States, as we do not currently satisfy any of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our shares are held in the US and we continue to fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System (MJDS). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with US GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

Special note regarding forward-looking statements

This prospectus and the documents incorporated by reference contain "forward-looking statements" within the meaning of applicable securities laws about our expectations, beliefs, plans, objectives, assumptions or future events or performance. These statements include, among others, statements regarding our future financial position, strategy, market opportunities, revenues, earnings, projected costs and estimated activity levels. These statements are often, but not always, made through the use of words or phrases such as "will likely result", "are expected to", "will continue", "anticipate", "believe", "estimate", "intend", "plan", "project", "target", "would" and "outlook". These forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties. Certain of these risks and uncertainties are beyond our control. Accordingly, our actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this prospectus and, particularly, in the section entitled "Risk factors".

Some of the key factors that have a direct bearing on our results of operations are:

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our ability to achieve increased market acceptance for our product offerings and penetrate new markets;
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consolidation in the healthcare industry;
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the existence of undetected errors or similar problems in our software products;
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our ability to identify and complete acquisitions, manage our growth and integrate acquisitions;
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our ability to compete successfully;
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our limited experience with our InformedRx pharmacy benefit service offering;
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potential liability for the use of incorrect or incomplete data;
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the length of the sales cycle for our healthcare software solutions;
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interruption of our operations due to outside sources;
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our dependence on key customers;
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maintaining our intellectual property rights and litigation involving intellectual property rights;
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our ability to obtain, use or successfully integrate third-party licensed technology;
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compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry;
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any breach of our security by third parties;
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our dependence on the expertise of our key personnel;
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our ability to access sufficient capital to fund future requirements; and
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potential write-offs of goodwill or other intangible assets.

The factors described above and the risk factors referred to in "Risk factors" could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements. Therefore, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Certain of the assumptions made in preparing forward-looking information and management's expectations include: maintenance of our existing customers and future retention of our contracts; our ability to market our products successfully to anticipated customers; the impact of increasing competition; the growth of prescription drug utilization rates at predicted levels; the retention of our key personnel; our customers continuing to process transactions at historical levels; our systems not being interrupted for any significant period of time; our products continuing to perform free of major errors; our ability to obtain financing on acceptable terms; and that there will be no significant changes in the regulation of our business.

For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results suggested in the forward-looking statements, you should carefully consider the information set forth under the caption "Risk factors". In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and the documents incorporated by reference, including, without limitation, our 2006 financial guidance, might not occur or might not occur when stated.

Use of proceeds

We estimate that the net proceeds from this offering to us, after deducting underwriting fees and commissions and the estimated expenses of the offering to be paid by us (including expenses relating to the preparation and filing of this prospectus), will be approximately $35.1 million. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds from this offering will be approximately $40.5 million.

We plan to use approximately $12.8 million of the net proceeds of the offering to retire our term credit facility (excluding the payment of any applicable prepayment penalties, which would not exceed $0.2 million), and the remainder for potential acquisitions, working capital, and for general corporate purposes. While we may use part of the net proceeds for one or more future acquisitions, no such acquisitions have progressed beyond the initial exploration stage and we have no letters of intent or similar agreements regarding any such acquisition.

Our credit facility was originally established in 2002 and was amended and increased to $13.6 million in 2004. The proceeds of the increased credit facility were used to fund in part our 2004 acquisition of Health Business Systems, Inc. (HBS) described elsewhere in this prospectus.

Our management will have broad discretion in the application of the net proceeds from this offering, and our actual use of the net proceeds may vary depending on our operating and capital needs from time to time. Pending the use of proceeds described above, we may invest the net proceeds of the offering in short-term, interest bearing investment grade securities.

Capitalization

The following table sets forth our consolidated capitalization at of March 31, 2006:

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on an actual basis derived from our unaudited interim consolidated financial statements as at and for the three-month period ended March 31, 2006; and

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as adjusted to give effect to the issue and sale of 3,200,000 common shares in this offering at a public offering price of $12.08 per share, after deducting underwriting fees and commissions and estimated offering expenses and our application of $12.8 million of the net proceeds to retire our credit facility (excluding the payment of any applicable prepayment penalties, which would not exceed $0.2 million).

The table should be read in conjunction with our consolidated financial statements, including the notes thereto, and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

	As at March 31, 2006
	Actual	As adjusted(1)

	(in thousands, except share data)
Cash and cash equivalents	$36,854	$59,144

Long-term debt (including current portion)(2)	12,776	—
Shareholders' equity:
Common shares:
Authorized—unlimited number; issued and outstanding 16,970,833 (as adjusted 20,170,833)(3)	64,129	99,195
Contributed surplus	2,197	2,197
Accumulated deficit	(718)	(718)

Total shareholders' equity	65,608	100,674

Total capitalization	$78,384	$100,674

(1)
As adjusted to give effect to (i) our sale of common shares in this offering after deducting underwriting fees and commissions and other expenses of the offering, for estimated net proceeds of approximately $35.1 million, and (ii) repayment of our current senior secured credit facility of approximately $12.8 million (excluding the payment of applicable prepayment penalties).

(2)
Consists of a senior secured credit facility of up to $13.6 million with a six-year term with quarterly payments commencing on December 31, 2005 and maturing on December 31, 2010. The credit facility bears interest at a base rate (LIBOR or US prime rate) plus a rate margin to be determined as of the first date of each interest period based on our leverage ratio at that time. The effective interest rate for the year ended December 31, 2005 was 11.2%. The credit facility is a senior secured arrangement entered into by our SXC Health Solutions, Inc. subsidiary and guaranteed by us. This credit facility is secured by a general security agreement covering all of our assets and the assets of our subsidiaries including a pledge of 100% of the stock held by SXC Health Solutions, Inc. in Health Business Systems, Inc.

(3)
Assumes that the share consolidation described under the heading "Description of share capital" occurred as of March 31, 2006.

The above is based on 16,970,833 common shares outstanding as of March 31, 2006 and excludes, as of that date:

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2,140,964 common shares issuable upon the exercise of stock options outstanding at a weighted average exercise price of Cdn$6.80 (approximately $6.09) per share;

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170,815 common shares reserved for future issuance under our stock option plan; and

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up to 480,000 common shares that may be issuable upon the exercise, if any, of the underwriters' over-allotment option described under "Underwriting".

Price range and trading volumes of our common shares

Our common shares are listed and posted for trading on the TSX under the symbol "SXC". The following table sets forth, for the periods indicated, the reported high and low sale prices and the aggregate volume of trading of our common shares on the TSX. In connection with this offering, we have received conditional approval to have our common shares listed on the Nasdaq National Market.

On June 5, 2006 we effected a four-to-one share consolidation. Our common shares commenced trading on the TSX on a post-consolidated basis on June 9, 2006. All prices reflected in the table below and the aggregate volume of trading of our common shares prior to June 9, 2006 have been adjusted to give effect to the consolidation, and do not represent the actual high and low sale prices for the shares on the TSX for the periods presented.

	TSX
Period	High	Low	Volume

Calendar 2004
First Quarter	Cdn$10.48	Cdn$7.12	1,728,000
Second Quarter	7.80	4.88	1,865,325
Third Quarter	7.00	4.80	2,212,025
Fourth Quarter	6.60	5.04	2,849,525
Calendar 2005
First Quarter	7.20	5.52	2,693,775
Second Quarter	6.80	5.60	2,438,600
Third Quarter	9.76	5.80	2,791,575
Fourth Quarter	11.20	8.80	3,973,750
Calendar 2006
First Quarter	17.12	10.32	6,827,875
Second Quarter (to June 21)	18.76	13.68	2,284,885

Dividend policy

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our board of directors deems relevant. In addition, for so long as our current credit facility remains in effect we are prohibited from paying dividends and the terms of any debt or credit facility that we may enter in the future may preclude us from paying dividends.

Selected consolidated financial data

The following selected consolidated financial data as of and for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data for the three-month periods ended March 31, 2006 and 2005 are constructed from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2006. This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

Our audited consolidated financial statements have been presented in US dollars and prepared in accordance with Canadian GAAP. We have included a reconciliation of the significant differences between Canadian GAAP and US GAAP of our net income, balance sheet and cash flow items in note 15 to our audited consolidated financial statements. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,		Three months ended March 31,
Statement of operations data:	2004	2005	2005	2006

	(in thousands)
Revenue:
Transaction processing	$13,543	$21,446	$4,951	$8,754
Maintenance	6,884	13,343	3,241	3,657
System sales	7,051	8,225	1,103	2,554
Professional services	5,564	11,109	1,278	4,372

Total Revenue	$33,042	$54,123	$10,573	$19,337

Gross Profit	$19,583	$33,348	$6,053	$11,732
Operating expenses:
Product development costs	6,993	8,956	2,161	2,105
Selling, general and administrative	7,268	12,357	2,578	3,869
Amortization	1,499	3,306	775	897
Lease termination	—	—	—	758
Stock-based compensation	580	844	139	479

Income from operations	3,243	7,885	400	3,624
Net interest (income) expense	849	1,347	354	(93)
Gain on sale of land and building	—	626	—	—

Income before income taxes	2,394	7,164	46	3,718
Income taxes	100	(558)	30	(1,859)

Net income	$2,294	$7,722	$16	$5,577

	Year ended December 31,		Three months ended March 31,
Statement of operations data:	2004	2005	2005	2006

	(in thousands, except share data)
Other financial and operating data:
Percentage of revenue by mix:
Transaction processing	41.1%	39.6%	46.8%	45.3%
Maintenance	20.8%	24.7%	30.7%	18.9%
System sales	21.3%	15.2%	10.4%	13.2%
Professional services	16.8%	20.5%	12.1%	22.6%
Adjusted income per share:(1)
Net income per share—basic	$ 0.19	$ 0.52	$ —	$ 0.33
Net income per share—diluted	$ 0.19	$ 0.50	$ —	$ 0.31
Weighted-average number of common shares outstanding used in computing net income per share—basic	11,844,392	14,805,857	14,583,717	16,951,083
Weighted-average number of common shares outstanding used in computing net income per share—diluted	12,406,018	15,437,138	15,110,467	18,037,060
Balance sheet data:
Cash and cash equivalents	$29,637	$35,952	$12,148	$36,854
Working capital(2)	14,822	37,293	15,271	41,200
Goodwill and other intangible assets	26,267	26,825	25,539	26,428
Total assets	70,759	81,304	51,997	90,237
Long-term debt (including current portion)	14,184	13,103	14,171	12,776

Total shareholders' equity	$32,553	$59,471	$32,713	$65,608

(1)
The as adjusted information regarding net income per share and weighted average number of common shares outstanding gives effect to our recent four-to-one share consolidation described under the heading "Description of share capital".

(2)
Working capital represents current assets less current liabilities.

Management's discussion and analysis of financial condition and results of operations

You should read the following in conjunction with the "Selected consolidated financial data" section of this prospectus and our audited annual and unaudited interim consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of the significant differences between Canadian GAAP and US GAAP of our net income, balance sheet and cash flow items is presented in note 15 to our financial statements. The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the "Risk factors" and "Special note regarding forward-looking statements" sections of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that our actual future results may be materially different from what we expect. We are under no obligation to update these forward-looking statements after the date of this prospectus, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

OVERVIEW

We are a leading provider of healthcare information technology solutions and services to providers, payors and other participants in the pharmaceutical supply chain in the United States and Canada. Our product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. Our software products are available on a license basis with on-going maintenance and support, or on a transaction fee basis using our ASP model. Our payor customers include over 70 MCOs, BCBS organizations, government agencies, employers and intermediaries such as PBMs. Our provider customers include over 1,200 independent, regional chain, institutional and mail-order pharmacies. We believe our solutions assist both payors and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

Our revenue is primarily derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided. Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer and the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met. Maintenance and professional services revenues are recognized as the services are performed. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labour costs to complete the project. For arrangements that are not fixed price arrangements, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. For more information on our revenue recognition policies, see "Critical Accounting Policies and Estimates".

Our expenses primarily consist of product development costs and selling, general and administrative (SG&A) costs. Product development costs consist of staffing expenses in support of our payor and provider products. In general, such costs are not directly related to specific customer products or deliverables, but rather to enhancements and new initiatives. SG&A costs relate to selling expenses, commissions, marketing, network administration and administrative costs that include legal, accounting, investor relations and corporate development costs. Our cost of revenue includes costs related to the products and services we provide to our customers and costs associated with the operation and maintenance of our transaction processing centers. These costs include salaries and related expenses for professional services personnel, transaction processing centers' personnel, customer support personnel and any hardware or equipment sold to customers.

An important operating measure that our management monitors is our "book of business" which is management's estimate of the total revenue we expect to recognize over a period of up to three years except for certain maintenance contracts, which may be for a longer period, based on our existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in our segmented information; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in our segmented information.

The amount of transaction revenue we expect to be generated over a period of up to three years is based on in-place transaction processing contracts assuming that these contracts will be renewed over such period at the pricing specified in the existing contract. Expected transaction volumes for each customer for the assumed term is based on the historical transaction volumes for that customer during the most recently completed month. We do not factor in any increases or decreases in transaction volumes and we have assumed an attrition rate of our customers during this assumed term. The amount of maintenance revenue included in the book of business estimate is the unrecognized portion of the in-place maintenance contracts. We have not assumed a renewal of the maintenance contracts. A portion of the maintenance contracts may already be recorded in our consolidated financial statements as deferred revenue. The amount of professional services and system sales revenue included in the book of business estimate is the unrecognized portion of all in-place contracts at a point in time. A portion of the revenues may already be recorded in our consolidated financial statements as deferred revenue.

As at March 31, 2006, our book of business was approximately $140 million. As at December 31, 2005, our book of business was approximately $108 million. Although management believes that our book of business may provide an indication of the revenue that may be recognized during the assumed term, we can make no assurance that all of such amounts will actually be recognized or as to the actual periods over which we may recognize such revenue. Our book of business can change significantly due to a number of factors, including changes in processing volumes since historical processing volumes are not necessarily an indicator of future transaction volumes, future renewals are subject to price negotiations which can vary from our existing terms, contract cancellations, and customer financial difficulties. In such event, unless we enter into new customer agreements that generate enough revenue to replace or exceed the revenue we expect to generate from our book of business in any given quarter, our book of business will decline. Our book of business at any time does not indicate demand for our products and services and may not reflect actual revenue for any period in the future.

OVERALL PERFORMANCE

During the year ended December 31, 2005 and three months ended March 31, 2006, our financial performance was affected by a number of important factors.

Increase in recurring revenue

We consider our revenues from transaction processing and maintenance to be recurring revenue, as most of our contracts are for multiple year terms and typically renew automatically. Comparing the year ended December 31, 2005 to the year ended December 31, 2004, we increased this revenue by $14.4 million, or from 61.8% to 64.3% of total revenue. Comparing the first quarter ended March 31, 2006 to the first quarter of 2005, we increased recurring revenue by $4.2 million, to $12.4 million, or 64.2% of total revenue, as compared to 77.5% in the 2005 period. Growth in revenue from recurring sources has been driven primarily by growth in our transaction processing business, including InformedRx, in the form of claims processing and pharmacy benefit management services for our payor customers as well as switching and maintenance services for our provider customers. This decreased percentage is attributable to an increase in system sales and professional services related to the implementation of Part D. In our transaction processing business, where we are generally paid on a per transaction basis, we continue to benefit from the growth in pharmaceutical drug use in the United States. In addition to benefiting from this industry growth, we continue to focus on increasing the transaction processing segment of our recurring revenue base by adding new transaction processing customers to our existing customer base.

Continued increase in pharmacy benefit management services

In 2005 and the first quarter of 2006, we continued to build our InformedRx pharmacy benefit management service offering that expands on the adjudication of prescription drug claims to include the design of healthcare benefit plans for members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web portals to extend the point-of-contact between benefit plans and members. In addition, certain customers utilized our pharmacy network to process prescription drug benefits generated by their Medicare-approved discount drug card program.

Expansion of public sector market base

During 2005 and the first quarter of 2006, we implemented several initiatives that helped expand our market base directly into the Medicare and Medicaid arenas.

Medicare Part D.    The quarter ended March 31, 2006 reflects the first three months following the introduction of the new Medicare Part D benefits. This federal program allows for prescription drug coverage for seniors and has resulted in an increase in our transaction processing revenues. Our transaction processing revenues grew 76.8% as compared to the first quarter of 2005. We continue to believe that aging demographics and increased use of prescription drugs will continue to benefit our transaction processing business. We are increasing our investment in the infrastructure which supports this business, including $1.3 million in capital expenditures in the first quarter of 2006 to upgrade our back-up processing capabilities.

We also continue to support our existing license customers by providing professional services, to assist with continuous development or expansion for their businesses, as well activities related to Part D integration and preparations. Throughout the remainder of 2006, we do not expect these professional service projects to continue at the same rate as over the last 12 months, as many of our customers have already largely completed their Part D-related projects.

Medicaid.    On July 14, 2005, we announced a five-year subcontract with Client Network Services, Inc. to provide prescription drug claims applications and systems hosting services for the State of Washington's Medicaid program. On January 9, 2006, we announced an agreement to provide information technology and claims adjudication support to MedMetrics Health Partners, Inc. as it administers drug benefits to the State of Vermont's 147,000 Medicaid members.

Canadian Provincial Government—Membership in DIS Consortium.    We were selected as part of a consortium to negotiate an exclusive agreement with The Newfoundland and Labrador Centre for Health Information for the development and implementation of a comprehensive pharmacy network, or drug information system (DIS). DIS provides, among other things, authorized physicians and pharmacists with secure access to a complete medication profile of patients, allowing the secure exchange of relevant and current pharmaceutical information.

Acquisitions

Health Business Systems, Inc. (HBS).    On December 17, 2004, we completed the acquisition of HBS, a leading provider of retail pharmacy management systems and workflow technology. The acquisition of HBS has increased our revenues, solidified our strategic position as a provider of pharmacy work flow systems, and significantly enhanced the functionality of our provider offerings. HBS' strength in supporting independent and chain pharmacies complemented our existing strengths in the mail-order segment of the provider market. An important consideration in this acquisition was the nature of the revenue stream that HBS maintains, which is primarily comprised of maintenance contracts, switching revenue and a variety of recurring services across a broad customer base.

Pharmaceutical Horizons, Inc. (PHI).    Effective September 30, 2005, we acquired the intellectual property and selected personnel that support PHI's pharmaceutical manufacturer contracts and rebate processing services. PHI continues to operate its clinical consulting business, provide disease management and pharmaceutical care programs, and support formulary activities of customers through a value-added reseller relationship with us. The selected personnel are focused on continuing to develop our rebate program offering and on building our InformedRx PBM services.

RESULTS OF OPERATIONS

The discussion and analysis that follows relates to our results of operations for the quarters ended March 31, 2006 and 2005 and the years ended December 31, 2005 and 2004 and should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this prospectus. The financial statements, including comparative information, related footnotes, and the following discussion and analysis, unless otherwise stated, are expressed in US dollars.

Three-Month Periods Ended March 31, 2006 and 2005

Revenue.    Consolidated revenue increased $8.8 million, or 82.9%, to $19.3 million in the first quarter of fiscal 2006 from $10.6 million in the first quarter of fiscal 2005. Revenue increased primarily because transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue) increased $3.8 million, or 76.8%, professional services revenue increased by $3.1 million, or 242.1%, systems sales revenue (consisting of hardware and software license revenue) increased by $1.5 million, or 131.7%, and maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services) increased by $0.4 million, or 12%.

The increase in transactions processing revenue was primarily a result of the introduction of Medicare Part D prescription benefit coverage, and new payor customers choosing our outsourced transaction processing offering, as well as the organic growth of existing payor customers' transaction volumes. The increase in professional services was primarily the result of consulting and implementation services performed in respect of the Medicare Part D program for existing customers as well as some larger, long-term consulting projects for existing customers. The increase in system sales revenue was primarily the result of work performed for customers under the Medicare Part D program. The increase in maintenance revenue was primarily attributable to work resulting from new system sales.

On a percentage basis, transaction processing and maintenance revenue, which we consider recurring in nature, accounted for 64% and 78% of consolidated revenue in the first quarters of fiscal 2006 and 2005, respectively. The decrease on a percentage basis was primarily a result of the significant percentage increase in non-recurring revenues.

Gross Profit.    Gross profit margin was 60.7% for the first quarter of fiscal 2006 compared to 57.3% for the first quarter of fiscal 2005. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services and an increase in the sale of higher margin software licenses during the period.

Product Development Costs.    Product development costs for the first quarter of fiscal 2006 were $2.1 million, representing 10.9% of revenue, compared to $2.2 million, or 20.4% of revenue, for the first quarter of fiscal 2005. The slight decrease in product development costs is the result of increased utilization of our employees for professional services projects.

Selling, General and Administrative Costs.    SG&A costs for the first quarter of fiscal 2006 were $3.9 million, or 20.0% of revenue, compared to $2.6 million, or 24.4% of revenue, for the prior comparable period. SG&A costs decreased as a percentage of revenue primarily as a result of cost savings and improving operational efficiencies. The $1.3 million increase in costs relates to increased consulting, infrastructural and recruiting expenses to support growth.

Amortization.    Amortization expense (consisting of depreciation and amortization expense) increased by $0.1 million, to $0.9 million in the first quarter of fiscal 2006 from $0.8 million in the first quarter of 2005. The increase in depreciation expense relates to an increase in assets purchased in fiscal 2005 and in the first quarter of fiscal 2006.

Lease termination charge.    On March 24, 2006, we entered into a new operating lease agreement for new office space in Lisle, Illinois. The lease is effective February 1, 2007 with a term of 11 years. As part of the agreement, we received certain leasehold inducements including a cash inducement of $0.8 million, which will be recognized over the term of the lease against rent expense.

The minimum payments under the lease agreement are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448

Total	$11,758,533

Contemporaneous with this new lease agreement, we gave notice to the lessor of our US headquarters, located in Lombard, Illinois, to terminate the lease effective March 31, 2007. We paid $0.8 million for this lease termination option, which was expensed in the first quarter of fiscal 2006.

Stock-based Compensation.    We have a stock-based compensation plan and account for all stock-based payments to employees and non-employees using the fair value based method. Under the fair value based method, compensation cost is measured at fair value at the grant date and recognized over the vesting period. Stock compensation expense increased from $0.1 million in the first quarter of fiscal 2005 to $0.5 million in the first quarter of fiscal 2006. This increase was due to the issuance of 1.8 million options in May 2005 and an additional 1.8 million options issued in March 2006 in connection with our stock option incentive plan.

Interest Income and Expense.    Interest income increased $0.4 million, to $0.5 million for the first quarter of fiscal 2006 from $0.1 million in the first quarter of fiscal 2005. This was due to increased cash balances available for investment from operations and the proceeds of our equity offering in the fourth quarter of 2005. Interest expense remained constant at $0.4 million for each of the quarters ended March 31, 2006 and 2005.

Income Taxes.    During the first quarter of fiscal 2006, it was determined by management that we will be able to utilize a tax benefit from historical net operating losses (NOLs) and tax-related timing difference in accordance with CICA Handbook Section 3465, "Income Taxes". As a result, approximately $3.2 million of previously unrecognized future income tax assets (FTAs) were recognized in the first quarter of 2006. At December 31, 2005, approximately $0.7 million of FTAs already existed on our balance sheet.

Future tax recovery of $2.5 million and current tax expense of $0.7 million were recognized in the first quarter of fiscal 2006. The current tax expense is related to US pre-tax net income in excess of available US NOLs.

Net income.    We reported net income of $5.6 million for the first quarter of fiscal 2006, compared to $15,606 in the first quarter of fiscal 2005. This increase in net income was primarily the result of an increase in revenue of $8.8 million, a decrease of income taxes of $1.9 million, and an increase in net interest income of $0.4 million, offset by an increase in project costs of $3.1 million, an increase in operating expenses of $1.2 million, an increase in lease termination charges of $0.8 million, an increase in stock-based compensation of $0.3 million, and an increase in amortization of $0.1 million.

The increase in revenue was primarily the result of additional revenue generated from growth in our transaction processing revenue, and consulting, implementation and system sales related to Medicare Part D. The increase in project costs was primarily the result of additional costs taken on from Medicare Part D work. The increase in operating expenses is the result of the $1.3 million increase in SG&A costs relating to consulting, infrastructural and recruiting fees.

Years Ended December 31, 2005 and 2004

Revenue.    Consolidated revenue increased $21.1 million, or 63.8%, to $54.1 million for the year ended December 31, 2005 from $33.0 million for the year ended December 31, 2004. This increase consisted of a $7.9 million increase in transaction processing revenue (consisting of claims adjudication, benefits processing, and switching revenue), a $1.2 million increase in systems sales revenue (consisting of hardware and software license revenue), a $5.5 million increase in professional services revenue, and a $6.5 million increase in maintenance revenue (consisting of hardware and software maintenance and certain pharmacy services). The increase in software license revenue is largely the result of work performed for a variety of customers under the Medicare Part D program and for our RxHUB product. The increase in transaction processing revenue was a result of revenue generated from provider customers obtained in connection with the HBS acquisition, which we completed in December 2004, and new payor customers choosing our outsourced transaction processing offering, as well as the organic growth of existing payor customers' transaction volumes.

The increase in transaction processing revenue was primarily the result of increases in transactional activity, rather than price increases; however, we have been able to raise pricing by offering additional value-added services. The increase in maintenance revenue was primarily a result of revenue generated from customers obtained in connection with the HBS acquisition. The increase in professional services revenue was primarily the result of consulting and implementation services performed for a large public sector customer and for implementing the Medicare Part D program for certain existing customers.

Gross Profit.    Gross profit margin was 61.6% for the year ended December 31, 2005 compared to 59.3% for the year ended December 31, 2004. This increase in gross profit margin was primarily a result of the increase in the sale of higher margin transaction processing services in 2005.

Product Development Costs.    Product development costs for the year ended December 31, 2005 were $9.0 million, representing 16.5% of revenue, compared to $7.0 million, or 21.2% of revenue for the year ended December 31, 2004. The increased product development costs were primarily the result of costs associated with the development of the Medicare Part D functionality and the addition of HBS product development resources resulting from the December 2004 acquisition of HBS.

Selling, General and Administrative Costs.    SG&A costs for the year ended December 31, 2005 were $12.4 million or 22.8% of revenue, compared to $7.3 million, or 22.0% of revenue for the year ended December 31, 2004. Our SG&A costs remained fairly constant as a percentage of revenue in 2005 as compared to 2004 primarily as a result of cost savings and improving operational efficiencies. The increase in the dollar amount of SG&A costs is primarily a result of the acquisition of HBS, and increased legal, infrastructure and recruiting expenses in 2005 to support our growth.

Amortization.    Amortization expense (consisting of depreciation and amortization) increased by $1.8 million to $3.3 million for the year ended December 31, 2005 from $1.5 million for the year ended December 31, 2004. The increase relates primarily to an increase in the amortization of intangible assets and deferred charges arising from the acquisition of HBS. The intangible assets consist of acquired software and customer relationships, which are being amortized over their useful lives of 5 and 10 years, respectively.

Stock-based Compensation.    Stock compensation expense increased from $0.6 million for the year ended December 31, 2004 to $0.8 million for the year ended December 31, 2005. This increase was primarily the result of stock options that were granted in May 2005 under our stock option incentive plan.

Interest Income and Expense.    Interest income increased from $0.2 million for the year ended December 31, 2004 to $0.5 million for the year ended December 31, 2005 due to increased average cash balances available for investment from both operations and the proceeds of our equity offering in the fourth quarter of 2005. Interest expense increased from $1.1 million for the year ended December 31, 2004 to $1.9 million for the year ended December 31, 2005 primarily due to the refinancing of our credit facility from $7.6 million to $13.6 million on December 17, 2004 in connection with the HBS acquisition and to increased LIBOR-based rates between the periods.

Tax Provision.    For the year ended December 31, 2005, we recorded a tax recovery of ($0.6) million compared to tax provision of $0.01 million for the year ended December 31, 2004. As of December 31, 2005, we recognized future tax assets, net of valuation allowances, of $0.7 million compared to $0 at December 31, 2004. The principal components of our gross future tax asset of $7.6 million primarily consist of accumulated operating loss carry forwards of $3.2 million and $1.6 million of deductible research and development expenses. Based on our assessment of factors such as historical levels of income, expectations and risks associated with estimates of future taxable income, the character of the income tax assets and ongoing tax planning strategies, we assessed that a valuation allowance of $7.0 million was required at December 31, 2005 compared to $10 million at December 31, 2004.

We will continue to assess the realizability of the future assets based on actual and forecasted operating results. Once the available evidence, in the opinion of management, makes it more likely than not that additional realization will occur, a reduction in the valuation allowance will be recorded and the carrying value of the deferred tax assets will be increased, resulting in a non-cash credit to earnings.

Net Income.    We reported net income of $7.7 million or $0.50 per share (fully-diluted) for the year ended December 31, 2005, compared to net income of $2.3 million or $0.19 per share (fully-diluted) for the year ended December 31, 2004. The $5.4 million increase in net income was primarily due to an increase in revenue of $21.1 million and a gain on the sale and leaseback of our Canadian headquarters of $0.6 million plus a decrease in income tax expense of $0.6 million offset by an increase in project costs of $7.3 million, an increase in product development costs of $2.0 million, an increase in SG&A costs of $5.1 million, an increase in amortization expense of $1.8 million, an increase in stock-based compensation of $0.3 million and a net increase in interest expense of $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, we had working capital of $41.2 million, with cash and cash-equivalents of $36.9 million, compared with $37.3 million of working capital and $36.0 million of cash and cash-equivalents at December 31, 2005. The $0.9 million increase in our position was primarily the result of $2.5 million in cash generated from operations, $0.2 million of cash used for financing activities, and $1.4 million in cash used for investment purposes. As of March 31, 2006, we also had $12.8 million of borrowings outstanding under our credit facility, which we intend to retire with the proceeds from this offering.

As of December 31, 2005, we had working capital of $37.3 million and net cash and cash-equivalents of $36.0 million, compared with $14.8 million of working capital and $29.6 million of cash and cash equivalents at December 31, 2004. The $6.3 million improvement in our cash position was primarily related to cash generated from operations of $11.8 million, plus cash generated from financing of $17.3 million, less cash used for investment purposes of $22.8 million.

We believe that cash from operating activity together with cash on hand and the net proceeds to us from this offering will be sufficient to fund anticipated working capital and planned capital expenditures in 2006.

Our future capital requirements will depend on many factors, including, without limitation, our product development programs and any acquisitions we make. In order to meet our capital requirements, we will consider additional public or private financings (including the issuance of additional equity securities) to fund all or part of our requirements. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, we may have to substantially reduce or eliminate expenditures for marketing, research and development and testing of our proposed products, or obtain funds through arrangements with partners that require us to relinquish rights to certain of our technologies or products. There can be no assurance that we will be able to raise additional capital if our capital resources are exhausted.

Cash flows from operating activities

We generated cash from operations of $2.5 million, in the first quarter of fiscal 2006, which primarily consisted of $5.6 million of net income, plus $0.9 million in amortization of capital and intangible assets, $0.5 million in stock-based compensation expense, net of a future tax asset decrease of $2.5 million, $0.8 million in leasehold inducements received, and a $2.7 million decrease in non-cash working capital. This compares to $0.7 million of cash generated through operations in the first quarter of fiscal 2005, which primarily consisted of 0.8 million in amortization of capital and intangible assets and deferred charges, $0.1 million of stock-based compensation expense, and a $0.2 million decrease in non-cash working capital.

In calendar 2005, we generated approximately $11.8 million of cash through operations, which primarily consisted of net income of $7.7 million, plus $3.4 million in amortization of capital and intangible assets and deferred charges and $0.8 million in stock-based compensation expense and a $1.1 million dollar increase in non-cash working capital which was reduced by a gain on the sale of the headquarters building of $0.6 million and the establishment of a future tax asset of $0.7 million. This is compared to cash generated in calendar 2004 of $2.7 million through its operations, which primarily consisted of net income of $2.3 million, plus $1.5 million in amortization of capital assets and $0.6 million in stock based compensation expense, which was reduced by a $1.7 million decrease in non-cash working capital.

Cash flows from financing activities

We used $0.2 million of cash resources for financing activities during the first quarter of fiscal 2006, which primarily consisted of $0.3 million in payments in accordance with our credit facility. This compares to $18.0 million of cash used for financing activities during the first quarter of fiscal 2005, which consisted of payment to former shareholders of HBS in relation to the HBS acquisition.

We generated $17.3 million of cash from financing activities during calendar 2005, which primarily consisted of net proceeds of $18.0 million from an offering of our common shares in November 2005, $0.4 million of cash received from the exercise of options offset by the repayment of long-term liabilities of $1.1 million. This compared to cash generated from financing activities in calendar 2004 of $17.0 million, which primarily consisted of net proceeds from a private placement of special warrants in December 2004 of $11.4 million, $5.2 million of net cash from additional debt financing, net of financing costs, and $0.4 million in cash received from the exercise of options and warrants.

Cash flows from investing activities

We used $1.4 million of cash in investing activities during the first quarter of fiscal 2006, consisting primarily of capital purchases to support increased ASP activity related to Medicare Part D. During the first quarter of fiscal 2005, we used $0.2 million of cash in investing activities for capital purchases.

We utilized $22.8 million of cash in investing activities during calendar 2005, which consisted primarily of $20.0 million for the acquisition of HBS, $0.2 million for the acquisition of a rebate line of business, $2.0 million of contingent consideration for HBS which was placed in escrow, $2.6 million in the purchase of capital assets offset by $2.3 million in the proceeds from the disposal of capital assets. This compared to cash used in investing activities of $3.6 million in calendar 2004, which consisted primarily of $2.1 million related to the acquisition of HBS (net of cash acquired) and $1.5 million in capital expenditures.

Financial and other instruments

We entered into a credit facility agreement with a commercial lender in December 2002 as a result of a refinancing of existing debt. The credit facility consisted of a $1.0 million revolving line of credit and a $7.6 million term loan. In connection with the HBS acquisition, in December 2004 we refinanced this credit facility by terminating the revolving credit facility, expanding the term loan to $13.6 million and renegotiating our covenants. Throughout the term of the credit facility we have been, and currently are, in good standing with our covenants. The credit facility is a senior secured arrangement entered into by SXC Health Solutions, Inc., our subsidiary, and guaranteed by us. This credit facility is secured by a general security agreement covering all of our assets and the assets of our subsidiaries including a pledge of 100% of the stock held by SXC Health Solutions, Inc. in HBS. We intend to retire the credit facility with the proceeds from this offering. The termination of the credit facility would cause us to incur a charge of up to $0.2 million as a termination fee, which we would expect to realize in the quarter in which we complete this offering.

We have not entered into any hedging activities because the majority of our revenues and expenses are in US dollars, our financial statements are reported in US dollars, and because of our preference for more conservative investing instruments.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our contractual obligations as of March 31, 2006, which include payments of principal only unless otherwise noted, are set forth in the table below. Interest on our long-term debt fluctuates based on our business performance.

	Total	Less than 1 year	Years 1-3	Years 4-5	After Year 5

Long-Term Debt	$12,920,000	$1,700,000	$5,100,000	$6,120,000	$—
Operating Leases	13,677,783	1,379,054	2,504,299	2,023,931	7,770,499

Total Contractual Obligations	$26,597,783	$3,079,054	$7,604,299	$8,143,931	$7,770,499

OFF BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements or derivative financial instruments that we believe have or are reasonably likely to have a current or future effect on our results of operations.

CHANGES IN ACCOUNTING POLICIES

On March 24, 2006, in accordance with a lease provision, we gave notice to the lessor of our US headquarters, located in Lombard, Illinois, to terminate the lease, effective March 31, 2007. We paid $0.8 million for this lease termination option and entered into a new 11-year lease agreement with a different lessor in Lisle, Illinois which is effective February 1, 2007 and ends on January 31, 2018. As part of a lease inducement, the lessor of the Lisle building paid us $0.8 million to cover the expenses incurred to terminate the Lombard lease.

In accordance with EIC-21, "Accounting for Lease Inducements by the Lessee" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities", the lease inducement amount was recorded as a "Deferred lease inducement" liability on the balance sheet and will be amortized over the life of the Lisle lease term while the Lombard lease termination option payment was recognized as a one-time expense in the first quarter of fiscal 2006.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, preliminary purchase price allocation in connection with acquisitions, the carrying amount of capital assets, intangibles, goodwill, and valuation allowances for future income taxes. Actual results could differ from those estimates.

Revenue recognition

Our revenue is derived from transaction processing services, software license sales, hardware sales, maintenance, and professional services. Revenue from transaction processing includes ASP and switching services and is recognized as services are provided.

Revenue from software licenses and hardware sales is recognized when a license agreement is executed with the customer and the software or hardware product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed for arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. If collectibility is not considered probable, revenue is recognized when the fee is collected. One of the critical judgments we make is our assessment of the probability of collecting the related accounts receivable balance on a customer-by-customer basis. As a result, the timing or amount of revenue recognition may have been different if different assessments of the probability of collection had been made at the time that the transactions were recorded in revenue. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software. License and service revenue under such arrangements are recognized as services are performed under the percentage of completion method of accounting.

When consulting services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (VSOE) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by us when the same element is sold in similar quantities to a customer of similar size and nature. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, we use the residual method of allocation of the arrangement fees for revenue recognition purposes.

Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labour costs to complete the project.

Revenue from fixed price professional service contracts is recognized on a proportional performance basis, which requires us to make estimates and is subject to risks and uncertainties inherent in projecting future events. A number of internal and external factors can affect our estimates, including the nature of the services being performed, the complexity of the customer's environment and the utilization and efficiency of our professional services employees. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. If we do not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when we receive final acceptance from the customer.

For arrangements that do not meet the criteria described above, both the license revenues and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made. We estimate the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant amount of our license and services revenue is recognized under the percentage of completion method.

Product development costs

Product development costs are expenses incurred to develop or significantly improve a product, service, process, or technique. Our product development costs consist primarily of salaries and benefits paid to our employees and related overhead expenses. Product development costs include expenses related to improving or developing our services, processes and new product offerings. These costs are expensed as incurred, and costs related to development of software are expensed as incurred unless such costs meet the criteria for capitalization and amortization under Canadian GAAP. As at March 31, 2006, we did not have any capitalized software development costs.

Deferred revenue

Deferred revenue relates primarily to prepayments made by customers for services or solutions to be provided in the future. The majority of our deferred revenues are comprised of prepayment for software maintenance and professional services. Professional services and custom development or support work is also frequently prepaid by our customers, as these projects can require a significant time investment by us. In addition, if a customer is billed for a system prior to delivery and/or installation, the system is first recorded as deferred revenue and then recognized as revenue based on the methodology described above. Generally, deferred revenue does not apply in respect of transaction processing revenue because it is billed on a monthly basis as the processing services are performed.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to our reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized, but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. We completed our goodwill impairment test at December 31, 2005 and December 31, 2004 and determined no impairment existed at any of those dates.

Impairment of long-lived assets

Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income taxes

We use the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which we operate and tax planning strategies in making this assessment.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Canadian securities laws, management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109—Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by us under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in those rules.

Our business

COMPANY OVERVIEW

We are a leading provider of healthcare information technology solutions and services to payors, providers and other participants in the pharmaceutical supply chain in the United States and Canada. Our product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. Our software products are available on a license basis with on-going maintenance and support, or on a transaction fee basis using our ASP model. Our payor customers include over 70 MCOs, BCBS organizations, government agencies, employers and intermediaries such as PBMs. Our provider customers include over 1,200 independent, regional chain, institutional and mail-order pharmacies. We believe our solutions assist both payors and providers in managing the complexity and reducing the cost of their prescription drug programs and dispensing activities.

Our payor software products and pharmacy benefit management services offer our customers several options for building and managing flexible, cost-effective prescription drug programs. Our software products include pharmacy benefit management, claims adjudication, business intelligence, member web portal, and manufacturer rebate contract management systems. These systems can be either licensed to operate in a customer facility or procured on a transaction-fee basis from our ASP center in Lombard, Illinois. Under either model, our benefit management system provides instant on-line adjudication of third-party prescription drug claims at the point of service, pharmacy payments, customer billings and real-time functionality for maintaining benefit, price, member, provider and drug information. In addition to software and related ASP processing services, we offer our InformedRx suite of pharmacy benefit management services, which includes development of customized prescription benefit plans, determination of patient eligibility for prescription benefits, adjudication of claims, review of drug utilization, web services for members, management of pharmacy networks, contracting for manufacturer rebates and clinical support programs. InformedRx provides customers with a choice of either full-service or à la carte pharmacy benefit management services and features transparent pricing that helps to ensure that our customers maximize cost-savings in their drug benefit programs. In 2005, our revenue from payor customers was approximately $34 million, or 63% of our total revenue.

Our provider offerings assist our customers in managing the increased volume of in-store transactions and rising employee workload resulting from the growing utilization of prescription drugs and industry-wide shortage of pharmacists. Our provider suite of products includes pharmacy practice management systems, point-of-sale applications and related prescription fulfillment services, which can be integrated with other pharmacy and patient management systems for full enterprise-wide control. These solutions are aimed at generating store-level and corporate efficiencies for dispensing prescriptions, centralized product and patient reporting, third-party payment processing, drug interaction review, and inventory control. Our standard and customized reporting capabilities are designed to meet government guidelines and business management requirements. In 2005, our revenue from provider customers was approximately $20 million, or 37% of our total revenue.

Our total revenue is comprised of revenue from transaction processing, maintenance, systems sales, and professional services. For 2005, our total revenue was approximately $54 million. Our transaction processing and maintenance revenues are generally recurring in nature, as most of our contracts for these services are for multiple-year terms and typically renew automatically. For 2005, our revenue from these contracts was approximately $35 million, or 64% of our total revenue. Increasing our base of transaction processing and maintenance revenue continues to be an important strategic goal.

INDUSTRY OVERVIEW

We believe the key market factors that influence spending on information technology solutions and services by participants in the pharmaceutical supply chain are the amount spent on prescription drugs and the associated volume of prescription drugs dispensed and insurance claims processed each year. According to IMS Health, approximately 3.6 billion pharmacy prescriptions were written and filled in the United States for the twelve months ended September 30, 2005—representing a retail value in excess of $251 billion. Based on the factors described below we expect drug utilization rates to continue to rise in the future. We estimate that the current market opportunity for information technology and services in our industry approximates $4.5 billion annually, and is growing at a rate in excess of the drug utilization rate alone due to the following factors:

Aging population.    According to the US Census Bureau, the US population is expected to age rapidly through 2030, when 19.5% of the population will be over the age of 65, compared to 12.0% in 2000. Older Americans require more medications than their younger counterparts, according to the Centers for Medicare and Medicaid Services (CMS). The increase in prescriptions due to an aging population is expected to drive demand for senior-focused clinical programs and benefit plans, as well as information technology decision support tools to facilitate on-line analytical assessment of specific population trends, which will address the pharmacy benefit management needs of an aging population.

Rising drug prices.    According to the National Association of Chain Drug Stores (NACDS), the average prescription price in the US was $64.86 in 2005, a 2.0% increase over 2004, the average brand name prescription was $101.71 in 2005, an 7.1% increase over 2004, and the average generic drug prescription was $29.82 in 2005, a 3.3% increase over 2004. Industry solutions to counter rising drug prices include supporting clinical programs that help promote generic and clinically equivalent, lower-cost preferred drug products, utilization management programs, such as prior authorization and step-therapy, to help ensure that patients who can benefit from therapies are identified and that cost-effective treatment is encouraged, and tools to identify clinically appropriate, cost-saving opportunities.

Growth of "me too" and "life-style" drugs.    Part of the challenge payor customers face today, and another factor contributing to rising drug costs, is making coverage decisions for new, higher-cost brand name drugs including what are known as "me too" and "life-style" drugs. "Life-style drugs", such as medication for allergies, acid reflux, depression, erectile dysfunction and weight control, and "me too" drugs that are modified versions of existing brand drugs that typically offer little in terms of new clinical benefit, require focused but flexible plan management. The popularity of these drugs is expected to drive pharmaceutical supply chain solutions that include flexible benefit programs that balance members' desires and prudent cost control in order to ensure safe, effective and appropriate drug use.

Direct-to-consumer advertising.    According to IMS, pharmaceutical manufacturers spent over $11.9 billion in sales and marketing related activities in 2004, much of it devoted to "life-style" drugs. We believe that the rapid increase in direct-to-consumer advertising for prescription drugs has had a significant impact on drug spending and prescribing. According to IMS, spending on direct-to-consumer advertising, typically to advertise newer, higher-priced drugs, was 15 times greater in 2004 than in 1994. Pharmaceutical benefit management program solutions help to ensure appropriate drug use, and real-time web-based tools provide consumers easy access to plan-specific drug cost and quality and safety information to help identify lower cost clinically equivalent alternatives.

Shortage of registered pharmacists.    According to the NACDS, the US labor pool for pharmacists has failed to keep pace with the growth of prescription drug use. There are currently approximately 7,500 openings for pharmacists in the retail pharmacy chain industry, and between 2004 and 2010, the supply of community pharmacists is expected to increase only 7.8% compared to an estimated 27.0% increase in the number of prescriptions dispensed. We expect that the shortage of pharmacists and the increased volume of prescriptions will continue to increase demand for information technology solutions that improve workflow and promote efficient pharmacy operations.

Medicare Part D.    We believe that the introduction of the Medicare Part D outpatient prescription drug benefit is the most significant recent development affecting prescription drug coverage in the US. According to CMS, as of May 2006, over 37 million new beneficiaries have enrolled for coverage under the Medicare Part D prescription drug plan. Generally, Medicare Part D beneficiaries represent an older demographic of the population with a higher utilization rate of prescription drugs, thereby increasing the transactions processed. In addition to standard drug benefits, participating drug programs have offered a wide variety of benefit plans. While CMS is currently utilizing technical standards and processes that are already in common use in the pharmacy claims industry, we believe that significant new functionality will be needed to meet the future demands of this program. Medicare Part D increased the demand for information technology as our customers updated their systems, and we believe they will continue to require support to maintain these systems.

Pharmaceutical supply chain

The pharmaceutical supply chain consists of five stages:

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diagnosis and prescription writing;

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dispensing and claim generation;

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receiving and forwarding of the claim;

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benefit evaluation and claims processing; and

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benefit management, drug cost evaluation and clinical outcomes management.

Diagnosis and prescription writing.    The drug therapy process is initiated when a physician writes a prescription for a patient. Although the vast majority of prescriptions are still written on paper, several companies are developing electronic prescribing applications for use by physicians. These applications are designed to deliver point of prescribing real-time formulary look-up and contra-indication checking with the goal of improving safety and reducing the cost of drug therapy delivery. A number of competing industry initiatives, including regulations under the Medicare Part D drug benefit program and connectivity offerings, have increased the adoption of e-prescribing technology by physicians. Supporting healthcare information technology solutions contribute to the continued effective development and adoption of the trend to e-prescribing.

Dispensing and claim generation.    Prescriptions written by physicians can reach a dispensing facility by electronic data interchange (EDI), fax, mail or, most commonly, by direct delivery by the patient at a retail pharmacy or submission via mail to a mail-order pharmacy. Dispensing facilities include retail, institutional, mail-order, and Internet pharmacies. In each case, the dispensing pharmacist evaluates the prescription for appropriateness of the therapy based on the drug type, dose amount and frequency, prior prescription history and disease and health conditions. The approved pharmaceutical is then dispensed and a claim for payment is generated. Payment of the claim can be made by the patient, an insurance company or some combination of the two. According to Frost & Sullivan, over 90% of the Medicaid prescriptions written in the US in 2005 were adjudicated electronically in real-time. Providers benefit from software solutions that offer services and tools to better manage the entire workflow process involved in dispensing drugs and submission of claims.

Receiving and forwarding of the claim.    According to NACDS data, there are over 55,000 drug dispensing facilities in the US that need to interface with nearly 100 PBMs and over 1,000 payors, including health management organizations (HMOs), preferred payor organizations and other MCOs. Specialized EDI connectivity solution providers, called "switches" or value added networks (VANs), provide connectivity solutions between dispensing facilities and payors. The claim is then evaluated by the payor and sent back via the VAN to the dispensing pharmacist with an appropriate response, indicating whether the claim is rejected or paid along with payment and clinical information. Pharmacy systems technology vendors offer claims switching services solutions for providers, enabling access to a central data repository, network-wide drug utilization review, prescription switching and unlimited reporting capabilities.

Benefit evaluation and claims processing.    The goal of benefit evaluation is to address four basic questions out of over 200 specific processes: (1) Is the patient an active member of a valid drug benefit plan?; (2) Is the provider an approved member of the pharmacy network?; (3) Is the pharmaceutical to be dispensed an approved drug in the benefit definition for the member and is the quantity to be dispensed appropriate?; and (4) Is the dispensed drug appropriate when checked against a member's prescription history, reported allergies and other health conditions? Benefit evaluation and claims processing technology solutions enable on-line, real-time answers to these questions and pricing when the claim forwarded by a provider to a processor produces a "yes" answer to the questions.

Benefit management, drug cost evaluation and clinical outcomes management.    This stage consists of a host of activities that may include employers, payors, providers and processors. The activities involve eligibility determination and enrollment, risk management, premium collection, benefit design, cost control measures, disease and clinical outcomes management, and payment of pharmaceuticals and administrative services. Pharmacy supply chain solutions enable drug benefit plan administrators to manage all of these functions, including tools to aid payors to implement cost reduction protocols. In addition, the data generated from drug claim processing can be used by pharmaceutical manufacturers, MCOs, payors, employers and processors to manage risk, understand and control drug benefit costs, understand disease and clinical outcomes, monitor physician prescribing, target physician detailing, establish pharmaceutical formularies and rebates, reduce fraud and abuse and improve operational efficiencies.

OUR COMPETITIVE STRENGTHS

The pharmaceutical supply chain market requires solutions that address the unique needs of each constituent in the supply chain. Our payor and provider customers require robust and scaleable technical solutions as well as the ability to ensure cost efficiency for themselves and their customers. Our product offerings include a wide range of pharmacy benefit management services and software products for managing prescription drug programs and for drug prescribing and dispensing. Our payor suite of products includes a wide range of pharmacy benefit management and claims adjudication systems as well as InformedRx, our suite of pharmacy benefit management services. Our provider suite of products includes pharmacy practice management systems, point-of-sale applications and related prescription fulfillment services, which can be integrated with other pharmacy and patient management systems for full enterprise-wide control.

We believe that we have the following significant competitive strengths:

Flexible service offering and customer choice

We believe a key differentiator between us and our competitors is not only our ability to provide innovative PBM services, but also to deliver these services on an à la carte basis with transparent pricing. Our InformedRx suite offers the flexibility of broad product choice along the entire pharmacy benefit management continuum, enabling enhanced customer control, solutions tailored to our customers' specific requirements, and transparent pricing. The market for our products is divided between large customers that have the sophisticated technology infrastructure and staff required to operate a 24-hour data center and other customers that are not able or willing to operate these sophisticated systems. Our business model allows customers to either license our products and operate our systems themselves (with or without significant customization, consulting and systems implementation services from us), or to rent our systems' capabilities on a fee per transaction or subscription basis through ASP processing from our data center.

Leading technology

Our technology is robust, scaleable and web-enabled. Our payor offerings are currently scaled to support over 275 million transactions annually, efficiently and in real-time. Our platform is able to instantly cross-check multiple processes, such as reviewing claim eligibility and adverse drug reaction, and accurately calculating member, pharmacy and payor payments. As our technology is built on flexible, database-driven rule sets and has broad functionality adaptable to most customers' needs, we believe we have one of the most comprehensive claims processing platforms in the market. This allows us to provide more comprehensive pharmacy benefit management services through InformedRx by offering our customers a selection of services they would like us to perform rather than requiring them to accept a one-size-fits-all solution. We believe this à la carte offering is a key differentiator from our competitors.

Our provider solutions have been built to address the cost conscious independent, institutional and chain retail pharmacy marketplace. Our offerings include features and functionality available to larger chains, but at a cost effective price. By developing technology that focuses on saving key strokes for the pharmacist, we provide workflow efficiencies for the pharmacy. In addition, our RxEXPRESS mail-order system provides a scaleable platform to support the complex prescription drug home delivery needs of our customers, including workflow, imaging and integrated credit, billing and shipping support.

Measurable cost savings for our customers

We provide our customers with increased control over prescription drug costs and drug benefit programs. Our solutions and services are designed to generate in-store and corporate efficiencies related to the fulfillment of prescriptions. Our transparent pricing models and flexible product offerings are designed to deliver measurable cost savings to our customers. We believe transparent pricing is a key differentiator from our competitors for customers who want to gain control of their prescription drug costs. For example, our pharmacy network contracts and manufacturer rebate agreements are made available by us to each customer. For customers who select our pharmacy network and manufacturer rebate services on a fixed fee per transaction basis, there is clarity to the rebates and other fees payable by the manufacturer. We believe our transparent model together with the flexibility to select from our broad range of à la carte services helps our customers realize measurable cost savings.

Strong customer relationships and domain expertise

We believe that as a result of our significant experience and a reputation for high quality products and services, we have developed strong relationships with our customers. These customers include over 70 payor customers (PBMs, MCOs, BCBS organizations, government agencies, and employers) and over 1,200 provider customers (independent, regional chain, institutional and mail-order pharmacies). Through our experience developing and supporting pharmacy solutions for millions of lives, we believe we have become a leader in our industry in establishing best practices and have developed substantial domain expertise in our market. We use our proprietary off-the-shelf technology coupled with in-depth technical and domain expertise to develop new proprietary applications in collaboration with our customers that help increase our customer base and allow us to sell new services to existing customers.

Experienced and proven management team

We have assembled a senior management team of industry veterans with a proven track record for profitable growth, both organically and through acquisitions. Many core members of our senior management also have a long service history with us or the companies we have acquired and have experience working together as a team. Our management team has a broad network of relationships in the industry and deep product knowledge, which we believe is a key competitive advantage for us. See "Directors and management".

OUR BUSINESS STRATEGY

Our objective is to enhance our position as a leading provider of healthcare information technology solutions and pharmacy benefit management services to the pharmaceutical supply chain in the US and Canada. Our primary strategies are to:

Expand the breadth of our InformedRx services for health plans, self-insured employers and government agencies that sponsor pharmacy benefit plans

We have continued to build our InformedRx suite of products beyond its claims processing capabilities to include designing healthcare benefit plans for drug plan members, managing the reimbursement of retail pharmacies in a pharmacy network, analyzing drug utilization, managing rebate contracts with pharmaceutical manufacturers and establishing web-portals to extend the point-of-contact with drug plan members. By developing a more diversified product portfolio for targeted customers, combined with the continued market demand for greater transparency in pricing of prescription drugs, we believe our InformedRx suite is well-positioned to satisfy market demand.

Provide additional InformedRx services to our existing payor customer base

Based on the success we have had to date with InformedRx, we intend to sell additional services to our existing customers through our InformedRx suite of products. By providing a broader range of services to our existing customers, or "up-selling", we believe that we can increase the number of products utilized by current customers and accordingly increase our revenue base. For example, some of our customers have been able to leverage our pharmacy network to process drug benefits generated by their Medicare-approved discount drug card program.

Focus our provider sales activities on the small to mid-size retail chain marketplace

There is currently an acute shortage of pharmacists in the US. To cope with this shortage, pharmacies are turning to technology to help manage workflow processes and more efficiently manage resources across their retail outlets. According to the NACDS, there are over 55,000 retail pharmacies in the

United States, including approximately 17,900 independent, 20,800 chain, 9,800 supermarket, and 6,700 mass merchant pharmacies, which processed approximately 3.6 billion transactions in 2005. With our acquisition of HBS in late 2004, we believe that we are uniquely positioned in the industry to provide small to mid-size retail chain pharmacies with highly versatile pharmacy systems and technology to more effectively manage increased volumes.

Continue to lead through product innovation built on superior technology

We plan to continue to be an innovator in the development of pharmacy benefit information technology solutions. We intend to develop solutions and services that allow payor customers more enhanced financial, operational and decision-making control, and more personalized services. We plan to broaden the functionality of our product offerings to address the particular needs of payors and providers, which improves the value proposition of our offerings and also allows us to scale our operations without incurring additional expense. We have dedicated significant resources toward the development and continuous improvement of our products.

Further broaden our markets and offerings by pursuing strategic acquisitions

We continue to explore strategic acquisitions to add new services and/or new markets to grow our business more rapidly. Our successful track record of strategic acquisitions has helped to make us a leading provider of information technology solutions and services to participants in the pharmaceutical supply chain. Since 2001, we have completed three acquisitions: HBS, ComCoTec, Inc. and Pharmaceutical Horizons, Inc. We will continue to evaluate additional acquisition opportunities and may pursue acquisitions of other complementary businesses, technologies or other assets to enhance our business strategy.

PRODUCTS AND SERVICES

Overview

Our solutions address the challenges faced by the two primary participants in the pharmaceutical supply chain: payors and providers. We provide comprehensive pharmacy benefit management systems and services, pharmacy practice management systems and related prescription fulfillment services. We believe that we are unique in that we can deploy our solutions as:

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web-enabled technology—we provide on-line transaction processing solutions through web-enabled, real-time transaction processing technology;

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ASP processing—solutions can be "rented" on a transaction or subscription basis from our data center in Lombard, Illinois;

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software solutions—licensed software products can be bundled with systems implementation and consulting services and maintenance;

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custom applications—our base technology can be coupled with our software development and systems integration services; and/or

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InformedRx—PBM services such as pharmacy network management can be provided to our customers using our own system software.

Our provider and payor solutions are illustrated in the diagram below:

Payor

InformedRx

Our InformedRx offering is a broad suite of à la carte pharmacy benefit management services that provide a flexible and cost-effective alternative to traditional PBM offerings typically employed by health plans, government agencies and employers. The InformedRx suite provides healthcare benefit plan design, prescription drug claims adjudication, retail pharmacy network reimbursement contracts, flexible benefit design, prior authorization, drug utilization review, pharmaceutical manufacturer contracting and rebate management, and member web services as value-added services, all built around our pharmacy claims processing system, RxCLAIM. We also provide call center services (member, pharmacy and prior authorization help desks) as well as clinical programs and consulting for our InformedRx customers.

RxCLAIM suite

RxCLAIM is an on-line transaction processing system designed to provide instant on-line adjudication of third-party prescription drug claims at the point of service, including trouble-free claims management and cost-effective review, payment and billing support and real-time functionality for updating benefit, price, member, provider and drug details. RxCLAIM is designed to provide our customers with automation efficiencies, flexibility and control by facilitating the real-time processing of pharmacy claims and payments against eligibility, plan benefits, formularies, price, drug utilization review, prior authorization and rebates in addition to many other features.

Other payor products

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RxTRACK is a data warehouse and analysis system that delivers information to the desktop of health benefit plan providers, facilitating on-line analytical processing.

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RxMAX is a rebate management system that is designed to assist health plans in managing their relationships with pharmaceutical manufacturers through contract management, record keeping, calculating market share, and creating billing details and summaries.

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RxSERVER functions as a transaction exchange utility for the collection, control and sharing of prescription information between pharmacies within a participating group.

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RxPORTAL and member web services are our Internet solutions for pharmacy benefit management. Both allow customers to interact with the RxCLAIM set-up in a secure environment, but in different ways depending on their needs and resources.

Provider

HBS Retail Pharmacy Management System

The HBS Retail Pharmacy Management System (RPMS) is designed to save time by minimizing keystrokes and eliminating manual calculations for quick response in a fast paced retail pharmacy environment. For commonly owned groups of pharmacies, the HBS Common Profile System offers all the features of the RPMS in addition to the ability to centralize the administration of all stores through a single central processing unit. The HBS Chain-Host System is designed for multi-site pharmacies with a need to share central database information. In addition, HBS provides pharmacy management systems for institutional and mail-order pharmacies as well as a complete suite of services ranging from customer support and training, third-party data, hardware and technical support.

RxEXPRESS

RxEXPRESS is a pharmacy practice management application that provides information processing and workflow solutions supporting primarily mail-order, managed care and high volume central fill pharmacies. RxEXPRESS provides pharmacy services, such as patient refill orders, patient compliance and patient profile applications, electronic prescribing and refill authorizations, pharmacy website hosting and interfaces, and complete mail service, out-patient pharmacy management inventory control and pricing management. The system also provides workflow control, clinical analysis, third-party payment and administrative services support.

Other provider products

RxSERVER is also offered to providers, as a transaction exchange utility for the collection, control and sharing of prescription information between pharmacies and providers.

SALES AND MARKETING

We have experienced sales and marketing executives with extensive expertise in the prescription drug industry. Virtually all of our sales are made direct to end customers on a contract-by-contract basis. Occasionally, we act as subcontractor by teaming with system integrators who act as prime contractors. In these situations, sales are made to the prime contractors. We have nineteen personnel in our sales and marketing department, whose territories are divided into payor and provider groups and by geography. On the payor side, we often obtain customer contracts through participating in a formal request for proposal bidding process.

OPERATIONS AND SYSTEMS INFRASTRUCTURE

We have five offices in North America, which house our development, customer support and transaction processing service operations. We have facilities located in Lombard, Illinois, Scottsdale, Arizona, Warminster, Pennsylvania, Milton, Ontario and Victoria, British Columbia. Our goal is to ensure that these five offices provide premier services to our customers.

Recently our focus has been on increasing the capacity available for key areas like transaction processing and web-enabled application access. Equally important is improving availability and minimizing any service interruptions due to equipment or site factors. We are utilizing new technology in our computer systems to enhance our business continuity planning and the quality, reliability and speed of our communication networks and service offerings. In addition to the key technical advantages, improved service, and significant cost savings already realized, we believe our investment in infrastructure over the past 18 months will allow us to further expand the product and services we offer and to protect to an even greater extent the continuity of our operations.

We utilize a number of distinct but integrated technologies to bring our products and services to market. The cornerstone components are as follows:

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IBM iSeries and pSeries servers that provide the core database and high-volume transaction processing services that are featured in our ASP and InformedRx product offerings;

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IBM Blade and xSeries servers that provide user access, portal, data exchange and data analytic services to our employees, consultants and customer community; and

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Cisco-based solutions to provide network connectivity, protection and voice capabilities throughout our internal wide area network.

All of these components are part of our business continuity planning, with all key resources accessed by our customers replicated at our Lombard and Scottsdale facilities.

Our processing centers are inter-connected in order to achieve rapid delivery of data and resiliency. Our business continuity plan also calls for the complete redundancy of all customer data processing systems and connections. Accordingly, we utilize industry leading equipment and technologies to ensure that all customer data is replicated between processing sites in real-time with "always on" functionality. In addition, we employ a comprehensive backup strategy that provides for reliable off-site storage and protection of data with an established, national vendor of data protection services. Advanced remote monitoring and diagnostic tools combined with experienced support and operations staff provides for an environment designed to allow us to operate and manage our systems and communications infrastructure at all times. We believe our operational strategy has provided a benefit to our customers and enhanced our record and reputation as a leading provider of quality products and transactional services.

PRODUCT DEVELOPMENT

As of March 31, 2006, we had 85 employees in our product development group for both payor and provider applications. The primary purpose of our product development group is to develop new features and enhancements to our software solutions and to enhance our systems to operate more efficiently.

COMPETITION

Our industry is intensely competitive and rapidly evolving in terms of both technology and product standards. In addition to large PBMs such as CaremarkRx, Inc., Medco Health Solutions, Inc. and Express Scripts, Inc., we have four primary competitors in the commercial payor marketplace, namely McKesson Corporation's Prospective Health division, Argus Health Systems, Inc., HealthTrans LLC and MedImpact Health Care Systems, Inc. In the government marketplace, we compete with (and occasionally partner with) a number of organizations in the US and Canada, including Electronic Data Systems, Inc., Affiliated Computer Services, Inc., First Health Services, Inc. and Unisys Corporation. We also have three main competitors in the provider market space, namely the

QS/1 Data Systems division of J.M. Smith Corporation, PDX, Inc. and Per-Sé Technologies, Inc. We believe features, functionality, price, quality of service, and, in some cases, convenience to the customer are generally the principal competitive elements in these segments.

REGULATION

The healthcare industry is highly regulated at the local, state, provincial and federal level. As a participant in the healthcare industry, our operations and relationships, and those of our customers are regulated by a number of federal, state, provincial and local governmental entities. The impact of this on us is direct, to the extent we are ourselves are subject to these laws and regulations, and is also indirect in that, in a number of situations, even though we may not be directly regulated by specific healthcare laws and regulations, our products must be capable of being used by our customers in a manner that complies with those laws and regulations. We are subject to a significant and wide-ranging number of regulations both within the United States and elsewhere, such as regulations in the areas of: healthcare fraud, claims processing and transmission, and the security and privacy of patient data.

Security and privacy of patient information.    State, provincial and federal laws regulate the confidentiality of patient records and the circumstances under which those records may be released. These regulations govern both the disclosure and use of confidential patient medical record information and require the users of such information to implement specified security measures. Regulations currently in place governing electronic health data transmissions continue to evolve and are often unclear and difficult to apply.

Health Insurance Portability and Accountability Act of 1996 (HIPAA).    HIPAA requires national standards for some types of electronic health information transactions and the data elements used in those transactions (Transaction Standards), security standards to ensure the integrity and confidentiality of health information (Security Standards), and standards to protect the privacy of individually identifiable health information (Privacy Standards). Generally, the HIPAA standards directly affect "Covered Entities", which are defined as healthcare providers, healthcare payors, and healthcare clearinghouses. Covered Entities were generally required to comply with the Transaction Standards by October 2002, the Privacy Standards by April 2003, and the Security Standards by April 2005.

We do not believe that we are a Covered Entity because we do not bill or receive payment for healthcare services and because we do not process or facilitate the processing of health information from a non-standard format to a standard format (or from a standard format to a non-standard format). However, the definition of a healthcare clearinghouse is broad and we cannot offer any assurance that regulators or courts will not determine otherwise. Such a determination may have consequences adverse to our business, financial condition, and results of operations.

Many of our customers are Covered Entities, and are required to enter into "Business Associate Agreements" with companies that perform a function or activity for the Covered Entity that involves individually identifiable health information. The Business Associate Agreements mandated by HIPAA create a contractual obligation for the "Business Associate" to perform its duties for the Covered Entity in compliance with the Privacy Standards and Security Standards. Since most of our customers are Covered Entities, we function in many of our relationships as a Business Associate of those customers. Thus, even if we are not ourselves a Covered Entity, as a Business Associate, we, in most instances, must also ensure compliance with the HIPAA regulations as they pertain to our customers.

We could face liability under our Business Associate Agreements if we do not comply with our Business Associate obligations. We have policies and procedures that we believe assure compliance with all federal and state confidentiality requirements for the handling of protected health information that we receive and with our obligations under Business Associate Agreements.

The Transaction Standards require that all Covered Entities that engage in electronic transactions use standardized formats and code sets. It is incumbent upon us to conduct all such transactions in accordance with the Transaction Standards to satisfy the obligations of our Covered Entity customers. Additionally, Covered Entities will be required to adopt a unique standard National Provider Identifier (NPI) for use in filing and processing healthcare claims and other transactions. Most Covered Entities will be required to use NPIs in standard transactions no later than May 23, 2007. We believe that our systems and products are capable of being used by our customers in compliance with the Transaction Standards and Security Standards and are, or will be, capable of being used by our customers in compliance with the NPI requirements. If, however, we do not follow those procedures and policies, or they are not sufficient to prevent the unauthorized disclosure of protected health information, we could be subject to liability, fines and lawsuits, termination of our customer contracts, or our operations could be shut down.

The Privacy Standards impose extensive restrictions on the use and disclosure of individually identifiable health information by Covered Entities. In order for the Privacy Standards to apply, the entity must engage in transactions that are subject to the Transaction Standards.

The Security Standards mandate the use of administrative, physical, and technical safeguards to protect the confidentiality of electronic healthcare information. Compliance with the Security Standards was required as of April 21, 2005. We are subject to many of these requirements as a result of our contracts with Covered Entities.

While implementation of the Transaction Standards, Privacy Standards, and the Security Standards is just beginning, and future regulatory interpretations could alter our assessment, we currently believe that compliance with the HIPAA regulations should not have a material adverse effect on our business operations.

State privacy laws.    Certain state laws are not pre-empted by HIPAA and may impose independent obligations upon our customers or us. Additional legislation governing the acquisition, storage, and transmission or other dissemination of health information and other personal information, including social security numbers, has been proposed at both the state and federal level. Such legislation may require holders of such information to implement additional security, reporting, or other measures that may require substantial expenditures and may impose liability for a failure to comply with such requirements. In many cases, such proposed state legislation includes provisions that are not pre-empted by HIPAA. There can be no assurance that changes to state or federal laws will not materially restrict the ability of providers to submit information from patient records using our products and services.

Canadian privacy laws.    In Canada, the statutory framework for the protection of personal information is set out in a series of federal and provincial private sector, public sector and health sectoral legislation. These statutes contain rules governing the collection, use and disclosure of personal information, including personal health information. The legislation also contains requirements to implement physical, technical and administrative safeguards to protect personal information from loss, theft and unauthorized access, use, disclosure, modification and destruction. These statutes often include the obligation of organizations to enter into contractual arrangements involving third party processing of personal information. As such, even when we are not directly subject to a particular privacy statute, our customers will contractually require us to comply with applicable statutory requirements. We could face liability if we do not comply with applicable statutory requirements or our obligations under these agreements. We have policies and procedures that we believe assure compliance with applicable Canadian privacy laws and our contractual obligations. However, there can be no assurance that changes to federal or provincial privacy laws in Canada will not materially restrict the ability of providers to submit information from patient records using our products and services.

Claims transmissions.    Certain of our solutions assist our customers in submitting claims to payors, which claims are governed by federal and state laws. Our solutions are capable of electronically transmitting claims for services and items rendered by a provider to many patients' payors for approval and reimbursement. Federal law provides civil liability to any person that knowingly submits a claim to a payor, including, for example, Medicare, Medicaid and private health plans, seeking payment for any services or items that have not been provided to the patient. Federal law may also impose criminal penalties for intentionally submitting such false claims. We have policies and procedures in place that we believe result in the accurate and complete transmission of claims, provided that the information given to us by our customers is also accurate and complete. The HIPAA Transaction, Privacy and Security Standards, as discussed above, will also have a potentially significant effect on our claims transmission services, since those services must be structured and provided in a way that supports our customers' HIPAA compliance obligations.

Healthcare fraud.    Federal and state governments continue to strengthen their positions and scrutiny over practices involving healthcare fraud affecting healthcare providers whose services are reimbursed by Medicare, Medicaid and other government healthcare programs. Healthcare providers who are our customers are subject to laws and regulations on fraud and abuse which, among other things, prohibit the direct or indirect payment or receipt of any remuneration for patient referrals, or arranging for or recommending referrals or other business paid for in whole or in part by these federal or state healthcare programs. Federal enforcement personnel have substantial funding, powers, and remedies to pursue suspected fraud and abuse. The effect of this government regulation is difficult to predict. While we believe that we are in substantial compliance with any applicable laws, many of the regulations applicable to our customers and that may be applicable to us, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could broaden their applicability to us or require our customers to make changes in their operations or the way that they deal with us. If such laws and regulations are determined to be applicable to us and if we fail to comply with any applicable laws and regulations, we could be subject to sanctions or liability, including exclusion from government health programs, which could have a material adverse effect on our business, results of operations or financial condition.

Federal statutes prohibiting false claims.    The Federal False Claims Act imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Private individuals may bring qui tam or whistle blower suits against providers under the Federal False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the US Department of Justice. A few federal district courts have recently interpreted the Federal False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute or federal physician self-referral law under certain circumstances. The Federal False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the Federal False Claims Act. Criminal provisions that are similar to the Federal False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined.

We do not directly contract with the federal government to provide services to beneficiaries. Therefore, we do not directly submit claims to the federal government. However, we may contract with, or provide services to, entities or organizations that are federal government contractors. We do not believe the Federal False Claims Act applies to us because we do not manipulate the data that we receive and therefore do not alter any claims. Nonetheless, there can be no assurance that the government would not potentially view one or more of our actions in providing services to federal government contractors as causing or assisting in the presentment of a false claim. Therefore, we have a code of conduct, policies and procedures and internal controls in place to help maintain an organizational culture of honesty and integrity that presents itself in our actions and assertions.

State false claims acts.    The Deficit Reduction Act of 2005 encourages states to enact false claims acts that emulate the Federal False Claims Act. If a state has in effect a law relating to false or fraudulent claims that meets the requirements, the state will be able to keep an additional 10% with respect to any amounts recovered under a state action brought under such law. Several states already have such laws in place. The exact scope of these laws cannot yet be determined, and like all future legislation, its effect on our business is uncertain. We do not directly submit claims to state governments. However, we may contract with or provide services to entities or organizations that are state government contractors. There can be no assurance that the government would not potentially view one or more of our actions in providing services to government contractors as causing or assisting in the presentment of a false claim.

The Deficit Reduction Act legislation also provides that any entity that receives or makes annual payments under a state Medicaid plan, of at least $5 million must establish written policies for all employees of the entity (including management), and for any contractor or agent of the entity, that provide detailed information about the False Claims Act, administrative remedies for false claims, any state laws pertaining to civil or criminal penalties for false claims and statements, and whistleblower protections under such laws, with respect to the role of such laws in preventing and detecting fraud, waste, and abuse in Federal healthcare programs. This legislation may affect our contracts with our customers and may subject us to additional costs in order to comply with the required policies.

Federal anti-remuneration/fraud and abuse laws.    The federal healthcare anti-kickback statute prohibits, among other things, an entity from paying or receiving, subject to certain exceptions and "safe harbors," any remuneration, directly or indirectly, to induce the referral of individuals covered by federally funded healthcare programs, including Medicare, Medicaid, and other federal reimbursement programs, or the purchase, or the arranging for or recommending of the purchase, of items or services for which payment may be made in whole or in part under Medicare, Medicaid, or other federally funded healthcare programs. Sanctions for violating the anti-kickback statute may include imprisonment, criminal and civil fines, and exclusion from participation in the federally funded healthcare programs.

The anti-kickback statute has been interpreted broadly by courts, the Office of Inspector General within the Department of Health and Human Services (OIG) and other administrative bodies. Because of the statute's broad scope and the limited statutory exceptions, federal regulations establish certain safe harbors from liability. For example, safe harbors exist for certain properly disclosed and reported discounts received from vendors, certain investment interests, certain properly disclosed payments made by vendors to group purchasing organizations, certain personal services arrangements, and certain discount and payment arrangements between PBMs and HMO risk contractors serving Medicaid and Medicare members. A practice that does not fall within an exception or a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge. In the absence of an applicable exception or safe harbor, a violation of the statute may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases of products or services that are reimbursed by federal healthcare programs. Among the practices that have been identified by the OIG as potentially improper under the statute are certain product conversion programs in which benefits are given by drug manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. The anti-kickback statute has been cited as a partial basis, along with state consumer protection laws, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with such programs.

Additionally, it is a crime under the Federal Employees Health Benefit Programs (FEHBP) for any person to knowingly and wilfully include, directly or indirectly, the amount of any kickback in the contract price charged by a subcontractor or prime contractor to the United States. Violators of this law also may be subject to civil monetary penalties.

We believe that we are in substantial compliance with the legal requirements imposed by such anti-remuneration laws and regulations. However, there can be no assurance that we will not be subject to scrutiny or challenge under such laws or regulations. Any such challenge could have a material adverse effect on our business, results of operations and financial condition.

State anti-remuneration/fraud and abuse laws.    Several states have laws and/or regulations similar to the federal anti-remuneration and fraud and abuse laws described above. Such state laws are not necessarily limited to services or items for which federally funded healthcare program payments may be made. Such state laws may be broad enough to include improper payments made in connection with services or items that are paid by commercial payors. Sanctions for violating these state anti-remuneration laws may include injunction, imprisonment, criminal and civil fines and exclusion from participation in the state Medicaid programs.

We believe that we are in substantial compliance with the legal requirements imposed by such laws and regulations. However, there can be no assurance that we will not be subject to scrutiny or challenge under such laws or regulations. Any such challenge could have a material adverse effect on our business, results of operations and financial condition.

Future regulation.    We are unable to predict accurately what additional federal, state or provincial legislation or regulatory initiatives may be enacted in the future relating to our businesses or the healthcare industry in general, or what effect any such legislation or regulations might have on us. For example, the federal government and several state governments have proposed Patients' Bill of Rights or other similar legislation aimed primarily at improving quality of care provided to individuals in managed care plans. US healthcare system reform under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and other initiatives at both the federal and state level, could increase government involvement in healthcare, lower reimbursement rates and otherwise change the business environment of our customers and the other entities with which we have a business relationship.    We cannot predict whether or when future healthcare reform initiatives at the federal or state level or other initiatives affecting our business will be proposed, enacted or implemented or what impact those initiatives may have on our business, financial condition, or results of operations.

EMPLOYEES

As of March 31, 2006, we had 317 employees. Many of our employees are highly skilled professionals in technical areas specific to the healthcare industry. None of our employees are unionized and we consider our relationship with our employees to be good.

FACILITIES

Our principal business operations are conducted from a 41,752 square foot leased office facility located at 2505 South Finley Road in Lombard, Illinois (outside of Chicago). This lease expires in July 2007. We do not intend to renew this lease, and will be moving to a larger location in Lisle, Illinois in February 2007.

We also lease 22,487 square feet of office space at 738 Louis Drive, Warminster, Pennsylvania, which we assumed as a result of the HBS acquisition and which expires in September 2008.

In addition, we lease 12,260 square feet of office space located at 7047 East Greenway Parkway in Scottsdale, Arizona, which expires in November 2006. We do not intend to renew this lease, and will be moving to a new location in October 2006.

Our Canadian operations are conducted from an 8,100 square foot leased facility located at 555 Industrial Drive in Milton, Ontario, which lease expires in May 2008. In addition, we have a one-year lease expiring in July 2006 in respect of 3,272 square feet of office space located at 3960 Quadra Street in Victoria, British Columbia, which we expect to renew.

Directors and management

DIRECTORS

The following table sets forth the name, age and the principal occupation of each of our directors:

Name	Age	Principal Occupation

Gordon S. Glenn	57	President and Chief Executive Officer of Systems Xcellence Inc.
Kevin R. Brown(1)(2)	58	President and Chief Executive Officer, Amisys Synertech Inc.
Michael J. Callaghan(3)(4)(5)	53	Managing Director, Private Equity, MDS Capital Corp.
Terrence C. Burke(1)(2)	64	Independent consultant
James A. Ryan(3)(4)	45	President and Chief Executive Officer, Excapsa Software Inc.
Mark A. Thierer(1)(2)	46	President, Physicians Interactive, a division of Allscripts, Inc.
Philip Reddon(3)(4)	40	Senior Vice President, Investments, Covington Capital Corporation

(1)
Member of the Compensation Committee

(2)
Member of the Nominating Committee

(3)
Member of the Corporate Governance Committee

(4)
Member of the Audit Committee

(5)
Chairman of the Board

MANAGEMENT

The following table sets forth the name and the position held by each of our senior officers:

Name	Position Held

Gordon S. Glenn	President and Chief Executive Officer
Jeff Jensen, R.Ph	Senior Vice President, Client Services and Chief Operating Officer
Jeffrey Park	Senior Vice President, Finance and Chief Financial Officer
Mike Meyer	Senior Vice President, Business Development
John Romza	Senior Vice President, Research and Development and Chief Technology Officer
Mike H. Bennof	Senior Vice President, Public Sector and Project Services
Louis Greenberg	Senior Vice President, Provider Solutions and President, Health Business Systems, Inc.
Michael Zaslav	Senior Vice President, Provider Development

The following are brief biographies of our senior officers:

Gordon S. Glenn, President and Chief Executive Officer: Mr. Glenn joined us in June of 1998. He has over 27 years of experience in the software products, systems integration and processing industries.

Prior to joining us, Mr. Glenn served as President and Chief Executive Officer of Computer Data Systems Inc.

Jeffrey Jensen, R. Ph., Senior Vice President, Client Services and Chief Operating Officer: As Chief Operating Officer, Mr. Jensen is responsible for project services, customer services, product services and operations. His career spans over 30 years in the pharmacy industry with over fifteen of those years at the executive level. Mr. Jensen joined us as a result of our acquisition of ComCoTec in 2001, where he served as President.

Jeffrey Park, Senior Vice President, Finance and Chief Financial Officer: Mr. Park joined us as Chief Financial Officer in March 2006. Prior to his appointment, Mr. Park was a member of our board of directors and was Senior Vice President of Covington Capital Corporation, a private equity venture capital firm. Mr. Park, a Chartered Accountant, joined Covington in 1998. Prior to Covington, Mr. Park worked for IBM in several areas of their Global Services Organization.

Mike Meyer, Senior Vice President, Business Development: Mr. Meyer is responsible for directing the sales and marketing activities for our entire portfolio of products and services. Mr. Meyer has over 20 years of experience in the pharmacy benefit management industry. Before joining us in May 2004, he was the Vice President of Managed Care Sales for CaremarkRx. Prior to his tenure at CaremarkRx, Mr. Meyer served in executive sales roles at Premier Purchasing Partners LP, PCS Health Systems, Inc. and Allscripts, LLC, where he was responsible for various sales and sales management components.

John Romza, Senior Vice President, Research and Development and Chief Technology Officer: As Senior Vice President, Research and Development and Chief Technology Officer, Mr. Romza is responsible for the software development, technical infrastructure, and operation activities of our processing centers. Mr. Romza has over 25 years of overall software development experience and 20 years of experience in developing software products for the pharmacy industry. Mr. Romza joined us as a result of our acquisition of ComCoTec in 2001, where he was Vice President, Research and Development.

Mike H. Bennof, Senior Vice President, Public Sector and Project Services: Mr. Bennof joined us in 1998. Mr. Bennof is responsible for executive management and growth of our systems integration and consulting business areas. He is responsible for operations of major accounts including government programs such as Medicare, Medicaid and provincial drug plans in Canada. Mr. Bennof has over 18 years in the software and high-technology industries including prior positions with Computer Data Systems Inc. and Decision Systems Technologies, Inc.

Louis Greenberg, Senior Vice President, Provider Solutions and President Health Business Systems, Inc.: Mr. Greenberg joined us upon the acquisition of Health Business Systems, Inc. (HBS) in December of 2004, where he was President and Chief Executive Officer. Prior to joining HBS, he and a partner were involved with another entity in the same software industry where they participated in the expanded development of product and several thousand installations. Mr. Greenberg started his business career in the financial arena where he served as Chief Financial Officer of American Medical Affiliates, Inc., a publicly-held healthcare company.

Michael Zaslav, Senior Vice President, Provider Development: Mr. Zaslav is responsible for software development for our retail pharmacy system. Mr. Zaslav has been writing software for the pharmacy industry for 27 years. He joined us as a result of the HBS acquisition in 2004, where he was Vice President, Software Development.

COMMITTEES OF OUR BOARD OF DIRECTORS

We have in place an Audit Committee, a Compensation Committee, a Corporate Governance Committee and a Nominating Committee.

Audit Committee

The mandate of the Audit Committee includes direct responsibility for overseeing our accounting and financial reporting process and audits of our financial statements, and direct responsibility for the appointment, compensation, and oversight of the work of any registered external auditor employed by us (including resolution of disagreements between our management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The current members of the Audit Committee are Messrs. Reddon (Chair), Ryan and Callaghan. Each of the members of our audit committee is "independent" within the meaning of Rule 10A-3 under the Exchange Act, the NASDAQ market place rules and Canadian securities laws.

Compensation Committee

The mandate of the Compensation Committee includes reviewing the compensation arrangements for our employees, including executive officers and directors and making recommendations to our board of directors with respect to such compensation arrangements, as well making recommendations to our board of directors with respect to our compensation programs and equity-based compensation plans. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. The current members of the Compensation Committee are Messrs. Burke (Chair), Brown and Thierer. Each of the members of this committee is "independent" within the meaning of the NASDAQ market place rules and Canadian corporate governance guidelines.

Corporate Governance Committee

The mandate of the Corporate Governance Committee includes developing and recommending to our board of directors a set of corporate governance principles and to prepare and review the disclosure to shareholders with respect to the operation of our system of corporate governance in our annual management proxy circular or annual report. In addition, the Corporate Governance Committee is responsible for the review and periodic update of our business code of ethics which governs the conduct of our directors, officers and other employees. The current members of the Corporate Governance Committee are Messrs. Ryan (Chair), Callaghan and Reddon.

Nominating Committee

The mandate of the Nominating Committee includes determining the appropriate size of our board of directors with a view to effective decision-making and to identify and recommend qualified individuals to become new members of our board of directors. In addition, the Nominating Committee is to recommend the nominees to be put before shareholders at each annual meeting and assess the competencies and skills of each existing director. The current members of the Nominating Committee are Messrs. Thierer (Chair), Brown and Burke. Each of the members of this committee is "independent" within the meaning of the NASDAQ market place rules and Canadian corporate governance guidelines.

NASDAQ QUORUM REQUIREMENT

NASDAQ Marketplace Rule 4350(a)(1) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of Rule 4350. A foreign private issuer that follows a home country practice in lieu of one or more provisions of Rule 4350 shall disclose in its registration statement related to its initial public offering or first US listing on NASDAQ each requirement of Rule 4350 that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

We do not follow Rule 4350(f), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 4350(f) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 4350(f) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. Our quorum requirement is set forth in our bylaws. A quorum for a meeting of our shareholders is two persons present in person or by proxy who together hold not less than 5% of our common shares. The foregoing is consistent with the laws, customs, and practices in Canada.

EXECUTIVE COMPENSATION

Remuneration of senior officers

The following table provides a summary of compensation earned during the year ended December 31, 2005 by our Chief Executive Officer, Chief Financial Officer and each of the six other most highly compensated senior officers of the Corporation (collectively, the "Named Executive Officers").

	Annual Compensation				Long-Term Compensation Awards
Name and Current Position	Salary	Bonus	Other Annual Compensation(1)		Securities Under Options Granted

Gordon S. Glenn, President and Chief Executive Officer	$270,500	$515,000	$50,267	(2)	125,000
Irwin Studen, Senior Vice President, Finance and Chief Financial Officer(3)	200,000	124,000	4,800		18,750
Mike H. Bennof, Senior Vice President, Public Sector and Project Services	195,000	132,000	7,250	(2)	25,000
Jeff Jensen, Senior Vice President, Client Services and Chief Operating Officer	200,000	118,000	4,800		31,250
John Romza, Senior Vice President, Research and Development and Chief Technology Officer	185,000	115,000	4,800		33,750
Michael Meyer, Senior Vice President, Business Development	195,000	150,000	4,800		37,500
Louis Greenberg, Senior Vice President, Provider Solutions and President, Health Business Systems, Inc.	200,000	124,000	12,896		37,500
Mike Zaslav, Senior Vice President, Provider Development	200,000	124,000	6,540		37,500

(1)
This represents annual car allowance, unless otherwise specified.

(2)
This includes taxable portion of stock options exercised.

(3)
Mr. Studen's employment with the Corporation ceased on April 28, 2006.

Options granted during year ended December 31, 2005

The following table sets forth the aggregate number of options to purchase or acquire securities of the Corporation granted to our Named Executive Officers during the year ended December 31, 2005:

Name	Date of Option Grant	Number of Shares Subject to Option	% of Total Options Granted in Fiscal Year(1)	Exercise Price Per Option		Market Value of Common Shares on Date of Grant(2)		Exercise Period

Gordon Glenn	March 4, 2005	125,000	25.3%	Cdn$	6.60	Cdn$	6.60	5 years(3)
Irwin Studen	March 4, 2005	18,750	3.8%		6.60		6.60	5 years(3)
Mike Bennof	March 4, 2005	25,000	5.0%		6.60		6.60	5 years(3)
Jeff Jensen	March 4, 2005	31,250	6.3%		6.60		6.60	5 years(3)
John Romza	March 4, 2005	33,750	6.8%		6.60		6.60	5 years(3)
Michael Meyer	March 4, 2005	37,500	7.6%		6.60		6.60	5 years(3)
Louis Greenberg	March 4, 2005	37,500	7.6%		5.40		6.60	5 years(3)
Mike Zaslav	March 4, 2005	37,500	7.6%		5.40		6.60	5 years(3)

Total		346,250	70.0%

(1)
There were an aggregate of 495,000 options granted during the year ended December 31, 2005.

(2)
"Market Value" refers to the closing price on the TSX on the trading day immediately preceding the date of grant of Cdn$1.65 adjusted to give effect to the share consolidation described under the heading "Description of share capital".

(3)
These options vested as to one-third on December 31, 2005 with the remaining options to vest equally on December 31, 2006 and December 31, 2007. The options are exercisable for a period of five years commencing on the vesting date and ending on December 31, 2010, December 31, 2011 and December 31, 2012, respectively.

Options exercised during year ended December 31, 2005

The following table sets forth information concerning the exercise of options during the fiscal year ended December 31, 2005, and the value at December 31, 2005 of unexercised in-the-money options held by the Named Executive Officers:

Name	Common Shares Acquired on Exercise	Aggregate Value Realized	Options held at December 31, 2005 Exercisable/Unexercisable	Value of in-the-Money Options held as at December 31, 2005 Exercisable/ Unexercisable(1)

Gordon S. Glenn	50,000	Cdn$284,000	367,750/110,416	Cdn$2,486,167/Cdn$466,333
Irwin Studen	nil	nil	143,750/18,750	1,147,500/78,000
Mike H. Bennof	2,083	7,500	113,417/24,999	800,941/103,999
Jeff Jensen	nil	nil	130,000/30,000	997,200/125,400
John Romza	nil	nil	129,166/30,833	987,584/129,666
Michael Meyer	nil	nil	29,166/33,333	126,333/145,667
Louis Greenberg	nil	nil	20,833/41,667	116,664/233,336
Mike Zaslav	nil	nil	20,833/41,667	116,664/233,336

(1)
Based on the closing price of our common shares on the TSX on December 30, 2005 of Cdn$2.75 per share adjusted to give effect to the share consolidation described under the heading "Description of share capital".

INDEBTEDNESS OF EXECUTIVE OFFICERS

There is no indebtedness of the Named Executive Officers to the Corporation.

EMPLOYEE STOCK OPTION PLAN

We have established an incentive stock option plan (the Option Plan). The Option Plan was established for the purpose of encouraging our officers, employees, directors and service providers to participate in our growth and development. The Option Plan currently provides that there will be a maximum of 2,937,500 common shares available for issuance (of which 170,815 currently remain available) and any increase in such maximum number of common shares will require approval of the holders of the common shares. The aggregate number of common shares reserved for issuance to our insiders is not to exceed 10% of the aggregate number of common shares outstanding. The aggregate number of common shares reserved for issuance to any one person under the Option Plan and any other share compensation arrangement is not to exceed 5% of the aggregate number of our common shares outstanding.

At all times at which the common shares are listed and posted for trading on the TSX, the exercise price of the common shares granted under the Option Plan will not be less than the market price of the common shares on the TSX on the day immediately preceding the date of the grant. Options granted under the Option Plan may not be exercised until the optionee has been an employee, officer or director or has provided services to us for such minimum period as is specified in the option agreement relating to such options, which period shall not be less than three months. The exercise price of an option is determined by our board of directors at the time of grant provided that such exercise price may not be less than the closing sale price of the common shares on the TSX on the last business day prior to the date of grant. Options granted under the Option Plan will be non-assignable (during the life of the optionee) and will expire no later than ten years after the date of grant.

The Option Plan is administered by the Compensation Committee and, subject to the foregoing limitations, grants under the Option Plan will be at the discretion of such committee. On March 8, 2006, our board of directors approved an amendment to the Option Plan adding a cashless exercise feature, whereby an optionee may elect to effect a cashless exercise of any or all of such optionee's right under an option. In connection with any such cashless exercise, the full number of common shares issuable shall be considered to have been issued for the purpose of the reduction of the number of common shares which may be issued under the Option Plan.

Related party transactions and interests of management in material transactions

There have been no material transactions entered into within the last three fiscal years, or proposed to be entered into by us, that have or will materially affect us or any of our affiliates involving any of our officers or directors or any associate or affiliate of any of such persons.

Principal shareholders

The following table shows information known to us with respect to the beneficial ownership of our common shares as of March 31, 2006, as adjusted to reflect the sale of our common shares offered hereby, by:

–>
each of our directors;

–>
each of our Named Executive Officers;

–>
all of our directors and Named Executive Officers as a group; and

–>
each person beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of our common shares.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the United States Securities and Exchange Commission (SEC). These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include common shares issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days from March 31, 2006, which are deemed outstanding for purposes of computing the beneficial ownership of the person holding these options but are not deemed outstanding for computing the beneficial ownership of any other person. Unless otherwise indicated, to our knowledge the persons or entities identified in this table have sole voting and investment power with respect to all common shares shown as beneficially owned by them, subject to applicable community of property laws.

			Percentage of Common Shares(1)
	Number of common shares beneficially owned(1)
Name			Actual	As adjusted

Kevin R. Brown	25,000	(2)	*	*
Terrence C. Burke	15,000	(3)	*	*
Michael J. Callaghan	Nil		*	*
Gordon S. Glenn	503,013	(4)	3.0%	2.5%
Philip Reddon	Nil		*	*
James E. Ryan	26,125	(5)	*	*
Mark A. Thierer	5,000	(6)	*	*
Mike H. Bennof	113,416	(7)	*	*
Jeff Jensen	129,999	(8)	*	*
Jeff Park	Nil		*	*
John Romza	129,166	(9)	*	*
Michael Meyer	29,166	(10)	*	*
Louis Greenberg	20,833	(11)	*	*
Mike Zaslav	20,833	(12)	*	*
All directors and Named Executive Officers as a group (14 persons)	1,017,555		6.0%	5.1%

*
Less than 1%

(1)
Actual percentage of common shares is based on 16,970,833 common shares outstanding on March 31, 2006, and as adjusted for this offering is based on 20,170,832 common shares outstanding immediately following this offering. Excludes (i) up to 480,000 common shares, if any, issuable on the exercise of the underwriters' over-allotment option as described under "Underwriting"; (ii) 2,140,958 common shares issuable upon the exercise of stock options outstanding at a weighted average exercise price of Cdn$6.80 (approximately $6.09); and (iii) up to 638,259 additional common shares reserved for future issuance under our Option Plan.

(2)
Includes 15,000 common shares that may be purchased pursuant to currently exercisable options.

(3)
Represents 15,000 common shares that may be purchased pursuant to currently exercisable options.

(4)
Includes 342,750 common shares that may be purchased pursuant to currently exercisable options.

(5)
Includes 20,000 common shares that may be purchased pursuant to currently exercisable options.

(6)
Represents 5,000 common shares that may be purchased pursuant to currently exercisable options.

(7)
Represents 113,417 common shares that may be purchased pursuant to currently exercisable options.

(8)
Represents 130,000 common shares that may be purchased pursuant to currently exercisable options.

(9)
Represents 129,166 common shares that may be purchased pursuant to currently exercisable options.

(10)
Represents 29,166 common shares that may be purchased pursuant to currently exercisable options.

(11)
Represents 20,833 common shares that may be purchased pursuant to currently exercisable options.

(12)
Represents 20,833 common shares that may be purchased pursuant to currently exercisable options.

Description of share capital

Our authorized share capital consists of an unlimited number of common shares without nominal or par value. The holders of common shares are entitled to dividends if, as and when declared by the board of directors and to receive notice of and attend and vote, on the basis of one vote per share, at all meetings of shareholders. In addition, the holders of common shares are entitled upon our liquidation, dissolution or winding up to receive our remaining assets.

On June 5, 2006, we filed articles of amendment for the purpose of effecting a consolidation of our common shares on the basis that each four outstanding common shares became one post-consolidated common share. No fractional common shares will be issued in connection with such consolidation and, in the event that a shareholder would otherwise be entitled to a fractional common share upon such consolidation, such shareholder shall have such fractional share cancelled. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to this share consolidation.

Certain material income tax considerations

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to holders who acquire, as beneficial owners, common shares pursuant to this offering and who, at all relevant times, (i) for purposes of the Tax Act and the Canada-United States Income Tax Convention, 1980 ("Treaty") are resident of the United States and are not resident or deemed to be resident in Canada, (ii) deal with us at arm's length, (iii) acquire and hold their common shares as capital property, and (iv) do not use and are not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and (v) do not hold or use common shares in connection with a permanent establishment or fixed base in Canada ("US Shareholders"). Special rules, which are not discussed in this summary, may apply to a non-Canadian holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act and Regulations publicly and officially announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the current provisions of the Treaty and counsel's understanding of the current administrative policy and practices of the Canada Revenue Agency (the "Administrative Practices") published in writing prior to the date hereof. It has been assumed that all Proposed Amendments will be enacted substantially as proposed and that there will be no other relevant changes in any governing law, the Treaty or Administrative Practices, although no assurances can be given in these respects. This summary does not take into account provincial, territorial, United States or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax consequences. It is not intended as legal or tax advice to any prospective holder of common shares and should not be construed as such. No representations with respect to the income tax consequences to any such holder are made. The tax consequences to any prospective holder of common shares will vary according to that holder's particular circumstances. Each holder should consult the holder's own tax advisor with respect to the tax consequences applicable to the holder's own particular circumstances.

All amounts relevant in computing the liability of an US Shareholder under the Tax Act are to be reported in Canadian currency at the rate of exchange prevailing at the relevant time.

Taxation of US shareholders

Amounts in respect of common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to an US Shareholder by us are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends beneficially owned by a US Shareholder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of corporate US Shareholders owning at least 10% of our voting shares).

A US Shareholder is generally not subject to tax under the Tax Act in respect of a capital gain (or entitled to deduct any capital loss) realized on the disposition of a common share unless, at the time of disposition, such share constitutes "taxable Canadian property", as defined in the Tax Act, to the holder thereof and the holder is not entitled to relief under the Treaty. Provided the common shares are listed on a prescribed stock exchange (which currently includes the TSX) at the time they are disposed of, they will generally not constitute "taxable Canadian property" to a US Shareholder unless, at any time within the 60 month period that ends at that time, the US Shareholder, persons with whom the US Shareholder did not deal at arm's length (within the meaning of the Tax Act), or the US Shareholder together with all such persons owned 25% or more of the issued shares of any class or series of our capital stock. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares could be deemed to be taxable Canadian property. If the common shares constitute "taxable Canadian property" to a US Shareholder, any capital gain realized on a disposition or deemed disposition of such common shares generally will not be subject to tax under the Tax Act unless the value of the common shares at the time of the disposition is derived principally from "real property situated in Canada" within the meaning of the Treaty.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material US federal income tax consequences to US Holders (as defined below) of the acquisition, ownership and disposition of common shares by US Holders who hold common shares as capital assets and who do not own, directly, indirectly or constructively, 10% or more of our outstanding voting stock. This summary is not a complete analysis or description of all potential US federal income tax consequences to US Holders and does not address, for example, estate and gift tax consequences or the tax consequences under US state, local and other tax laws of an investment in the shares. Further, this summary does not address all US federal income tax considerations that may be relevant to specific categories of investors (such as persons who are not US Holders, dealers in securities, banks, persons liable for alternative minimum tax, insurance companies, traders that elect to mark to market, partnerships or other pass-through entities, persons holding our shares through partnerships or other pass-through entities, tax-exempt entities, persons that hold shares as part of an integrated investment (including a straddle), investors whose functional currency is not the US dollar and other investors subject to special rules). US Holders are therefore urged to consult their own tax advisors concerning the US federal, state, local and foreign income and other tax consequences of the ownership and disposition of common shares in light of their particular circumstances.

This following is based on the US Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and final, temporary and proposed US Treasury regulations, changes to any of which after the date of this prospectus could apply on a retroactive basis and affect the tax consequences described herein.

As used below, the term "US Holder" means a beneficial owner of common shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) the administration of which is subject to the primary supervision of a court in the United States and for which one or more US persons have the authority to control all substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a US person. If a partnership is a beneficial owner of our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that owns our common shares, you should consult your own tax advisor.

Taxation of Dividends and Other Distributions on Our Common Shares

Subject to the PFIC rules discussed below, distributions made by us with respect to common shares, including deemed dividends (which for these purposes will include the amount of any Canadian withholding tax paid with respect to such distributions and withheld therefrom) generally will be treated as foreign source income taxable as an ordinary dividend to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. US Holders will not be entitled to claim the corporate dividends received deduction with respect to distributions by us.

With respect to non-corporate US Holders, including individual US Holders, for taxable years beginning before January 1, 2011, dividends constituting "qualified dividend income" may be taxed at the lower income tax rate applicable to capital gains (currently a maximum rate of 15%). For our dividends to qualify for taxation at the reduced rate (1) as a Canadian (i.e., non-U.S.) corporation, either we must be eligible for the benefits of a comprehensive income tax treaty with the United States or our common shares must be readily tradable on an established securities market in the United States, (2) we cannot be a PFIC (discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements must be met. Under Internal Revenue Service ("IRS") authority, for purposes of clause (1) above, the tax treaty between Canada and the United States qualifies as a comprehensive income tax treaty and we may come within the eligibility requirements of the treaty so as to satisfy the requirements of clause (1) on such basis. Under the alternative test of clause (1), under IRS authority, common shares are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market, and we expect our shares to be so listed. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

Subject to certain limitations and restrictions, Canadian taxes withheld from or paid on distributions by us generally will be eligible for deduction or credit in computing the US Holder's US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to common shares on or before December 31, 2006 generally will constitute "passive income" or, in the case of certain US Holders, "financial services income". For taxable years beginning after December 31, 2006, dividends paid by us with respect to our common shares generally will constitute "passive category income" but could, in the case of certain US Holders, constitute "general category income." If the dividends are "qualified dividend income" (as discussed above), the amount of the dividend taken into account for purposes of calculating the US foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The rules relating to foreign tax credits are complex, and US Holders should consult with their own tax advisors with regard to the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular circumstances.

To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as computed under US federal income tax principles, it will first reduce the US Holder's tax basis in its common shares to the extent thereof and, to the extent in excess of such tax basis, will be treated as gain from the sale or exchange of property and taxed as capital gain.

The amount of any cash distribution paid in Canadian dollars will be equal to the US dollar value of the Canadian dollars on the date of distribution regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or disposition of Canadian dollars will generally be US source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Taxation of Disposition of Our Common Shares

Subject to the PFIC rules discussed below, a US Holder generally will recognize a capital gain or loss for US federal income tax purposes on the sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized on the disposition and the

US Holder's adjusted tax basis in such shares. Gain or loss, if any, generally will be US source gain or loss and will be long-term capital gain or loss if the US Holder held the common shares for more than one year at the time of the disposition. If the gain on a disposition qualifies as a long-term capital gain, a non-corporate taxpayer may be subject to a reduced rate of taxation (currently a maximum rate of 15%) on such gain. The deductibility of capital losses is subject to limitations. US Holders should consult their own tax advisors with respect to their ability to credit Canadian tax, if any, against their US federal income taxes.

Passive Foreign Investment Company

A non-US corporation will be a PFIC if either: (i) at least 75% or more of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to passive assets (which includes cash and any assets that produce, or are held for the production of, passive income). We do not expect to be a PFIC for US federal income tax purposes for our current taxable year. However, the US federal income tax rules regarding the determination of PFIC status are complex and, in many cases, unclear. Moreover, our expectation for our current taxable year ending December 31, 2006 is based in part on our estimates of the value of our assets, as determined in large part based on the price of our common shares, which is subject to fluctuations. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this offering. Thus, while we do not expect to be a PFIC for the current taxable year, our actual PFIC status for the taxable year ending December 31, 2006 will not be determinable until the close of the taxable year.

We must make a separate determination each year as to whether we are a PFIC. Because our income and assets and activities may vary from time to time, our PFIC status may change and, accordingly, while we do not expect to be or become a PFIC, we can provide no assurance that we will not be a PFIC for any taxable year. Moreover, we can provide no assurance that a determination by us, as to any taxable year, that we are not a PFIC will not be challenged by the IRS or that such a challenge will not be upheld by a court. If we are a PFIC for any year during which a US Holder holds common shares, we generally will continue to be treated as a PFIC for all succeeding years during which such US Holder holds common shares.

If we are a PFIC for any taxable year during which a US Holder holds our common shares, such US Holder will be subject to special tax rules with respect to any "excess distribution" that it receives and any gain it realizes from a sale or other disposition (including a pledge) of the common shares, unless it makes either a "mark-to-market" or "qualified electing fund" election as discussed below. In addition, a step-up in the tax basis of stock in a PFIC may not be available upon the death of an individual US Holder.

Under the "excess distribution" rules, distributions a US Holder receives in a taxable year that are greater than 125% of the average annual distributions such US Holder received during the shorter of the three preceding taxable years or the US Holder's holding period for the common shares will be treated as an excess distribution. Under these special tax rules: (i) the excess distribution or gain will be allocated ratably over the US Holder's holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such year.

The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years and gains (but not losses) realized on the sale of common shares cannot be treated as capital, even if the U.S Holder holds the common shares as capital assets.

Alternatively, a US Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a US Holder makes a mark-to-market election for common shares, the US Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. A US Holder is allowed a deduction for the excess, if any, of the adjusted basis of common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on common shares included in the US Holder's income for prior taxable years. Amounts included in a US Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on common shares, as well as to any loss realized on the actual sale or disposition of common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A US Holder's basis in common shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for "marketable stock," which generally is defined as stock in a PFIC that is "regularly traded" on a "qualified exchange or other market," as such terms are defined in applicable US Treasury regulations. We expect that, were we to be or become a PFIC, our common shares would qualify as marketable stock for purposes of the mark-to-market election, but there can be no assurance in this regard.

In general, if a non-US corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the rules described above by making a "qualified electing fund" ("QEF") election to include in income its share of the corporation's income on a current basis, or a "deemed sale" election once the corporation no longer qualifies as a PFIC. However, a US Holder may make a qualified electing fund election with respect to common shares only if we furnish certain tax information to the US Holder annually, and we do not currently intend to prepare or provide such information.

Potential investors in our common shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to shares of our common stock.

Backup Withholding and Information Reporting

Dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the IRS and possible US backup withholding tax at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your US federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Underwriting

We are offering our common shares described in this prospectus through the underwriters named below. UBS Securities LLC is the sole book-running manager of this offering.

We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of common shares listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	1,550,311
J.P. Morgan Securities Inc.	930,187
William Blair & Company, L.L.C.	310,062
SunTrust Capital Markets, Inc.	310,062
Sprott Securities Inc.	33,126
Orion Securities Inc.	33,126
Clarus Securities Inc.	33,126

Total	3,200,000

The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events.

Under the underwriting agreement, the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common shares are offered subject to a number of conditions, including:

–>
receipt and acceptance of our common shares by the underwriters; and

–>
the underwriters' right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters and securities dealers may distribute prospectuses electronically.

The offering is being made concurrently in the United States and all of the provinces of Canada pursuant to the multi-jurisdictional disclosure system implemented by the securities regulatory authorities in the United States and Canada. The common shares will be offered in the United States and Canada through the underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada. Such sales may be made by affiliates of the underwriters.

The offering price of the common shares for investors in the United States will be payable in US dollars and the offering price of the common shares for investors in Canada will be payable in Canadian dollars, unless the underwriters otherwise agree. All of the proceeds of the offering will be paid to us by the underwriters in US dollars based on the US dollar offering price.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 480,000 additional shares of our common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

FEES AND COMMISSIONS

We will sell shares to the underwriters at the price set forth on the cover of this prospectus. Shares sold by the underwriters to the public will also initially be offered at the public offering price set forth on the cover of this prospectus. We will pay the underwriters a fee of $0.81 per share. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.48 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the common shares have not been sold, after the underwriters have made a reasonable effort to sell the common shares at the public offer price, the underwriters may from time to time decrease or change the offering price and the other selling terms provided that the price for the common shares shall not exceed the public offer price. Upon execution of the underwriting agreement, and subject to the terms, conditions and termination rights contained therein, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting fees and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 480,000 shares from us.

	No exercise	Full exercise

Per share	$0.81	$0.81
Total	$2,594,065	$2,983,174

We estimate that the total expenses of the offering payable by us, not including underwriting fees and commissions, will be approximately $1 million.

NO SALES OF SIMILAR SECURITIES

We and our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, subject to certain permitted exceptions, without the prior written approval of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

If:

–>
during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day lock-up period and ends on the last day of the 90-day lock-up period:

•
we issue an earnings release; or

  •
  material news or a material event relating to us occurs; or

–>
prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period,

then the 90-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (Securities Act), and applicable Canadian securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

TSX LISTING AND NASDAQ NATIONAL MARKET QUOTATION

Our common shares are listed for trading on the TSX under the symbol "SXC". We have received conditional approval to have our common shares approved for quotation on NASDAQ under the symbol "SXCI" and for the additional listing of the common shares offered hereby on the TSX. Listing will be subject to us fulfilling all the listing requirements of NASDAQ and of the TSX.

PRICE STABILIZATION AND SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These transactions may also include making short sales of our common shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering and purchasing shares of common shares on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option.

Naked short sales are sales in excess of the over allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting fee received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Pursuant to rules of the Ontario Securities Commission, the Autorité des Marchés Financiers and the Universal Market Integrity Rules for Canadian Marketplaces, the underwriters may not, throughout the period of distribution, bid for or purchase common shares except in accordance with certain permitted transactions, including market stabilization and passive market making activities. In connection with the sale of the common shares, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market.

As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on NASDAQ, the TSX, in the over-the-counter market or otherwise.

SETTLEMENT

We expect that delivery of the common shares will be made against payment therefor on or about June 30, 2006, which is the sixth business day following the date of this prospectus. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the common shares on the date of this prospectus or the next succeeding business day will be required to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisor in connection with that election.

AFFILIATIONS

Certain of the underwriters and their affiliates have provided and may from time to time in the future engage in transactions with us and provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Notice to offshore investors

EUROPEAN ECONOMIC AREA

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common shares is only being made:

–>
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

–>
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

–>
in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

UNITED KINGDOM

Our common shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (FSMA) with respect to anything done in relation to our common shares in, from or otherwise involving the United Kingdom. In addition, each underwriter will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the FSMA (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the FSMA (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

SWITZERLAND

Our common shares may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. Our common shares may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to our common shares may be publicly issued in connection with any such offer or distribution. Our common shares have not been and will not be approved by any Swiss regulatory authority. In particular, our common shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Corporate information and registered office

Systems Xcellence, Ltd. (SXL), was a private company incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 19, 1993. In 1995, BMB Compuscience Canada Ltd. (BMB), a corporation existing under the Canada Business Corporations Act (CBCA), acquired all of the outstanding shares and options to acquire common shares of SXL. The shareholders of SXL received one common share of BMB for each share of SXL tendered with the result that the former shareholders of SXL acquired 64.22% of the outstanding common shares of BMB. By articles of amendment dated January 9, 1995, BMB changed its name to "Systems Xcellence Inc." By Articles of Amalgamation under the CBCA dated August 1, 1995, Systems Xcellence Inc. amalgamated with SXL under the name "Systems Xcellence Inc."

We have two indirect wholly-owned subsidiaries, InformedRx, Inc., an Arizona company, and Health Business Systems, Inc., a Pennsylvania company, both of which are wholly-owned by SXC Health Solutions, Inc., a Texas company wholly-owned by us. 1131836 Ontario Inc. is also a wholly-owned direct subsidiary of Systems Xcellence Inc. All of such entities, other than Systems Xcellence Inc., are sometimes collectively referred to in this prospectus as our "affiliates".

Our registered and executive office is located at 555 Industrial Drive, Milton, Ontario, L9T 5E1.

Documents incorporated by reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec). Copies of documents incorporated by reference herein and not delivered with this prospectus may be obtained upon request without charge from our Secretary at 555 Industrial Drive, Milton, Ontario, L9T 5E1, telephone (905) 876-4741 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Secretary at the above-mentioned address and telephone number.

The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

–>
our annual information form dated March 21, 2006;

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our management information circular dated March 17, 2006 prepared in connection with our annual and special meeting of shareholders held on May 17, 2006;

–>
our revised audited consolidated financial statements as at and for the financial years ended December 31, 2005 and 2004, together with the auditors' report thereon and the notes thereto, filed on June 5, 2006;

–>
our revised management's discussion and analysis for the financial year ended December 31, 2005, filed on June 9, 2006;

–>
our unaudited interim consolidated financial statements as at, and for the three months ended March 31, 2006, together with the notes thereto;

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our management's discussion and analysis for the three months ended March 31, 2006;

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our material change report dated January 9, 2006 regarding the execution of a contract by our subsidiary, SXC Health Solutions, Inc., to provide information technology and claims adjudication support to MedMetrics Health Partners, Inc.;

–>
our material change report dated May 4, 2006 regarding our financial results for the three-month period ended March 31, 2006; and

–>
our material change report dated June 15, 2006 regarding our share consolidation and this offering.

Any document of the type referred to in the preceding paragraph (other than any confidential material change reports) filed by us with a securities commission or similar regulatory authority in any province of Canada, after the date of this prospectus and before the termination of this offering, will be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission of a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Without limiting the generality of the foregoing, the description of our business appearing in this prospectus under the heading "Our business" modifies and supersedes in its entirety the description of our business contained under the heading "Business of the Corporation" on pages 5 through 24 of our annual information form dated March 21, 2006.

Where you can find more information

Copies of this prospectus and the documents incorporated by reference herein may be obtained on request without charge from our Secretary at our registered office: 555 Industrial Drive, Milton, Ontario, L9T 5E1, telephone (905) 876-4741. Copies of these documents are available on SEDAR, at www.sedar.com.

We have filed with the SEC under the United States Securities Act of 1933, as amended, a registration statement on Form F-10 relating to the common shares and of which this prospectus is a part. This prospectus does not contain all of the information set forth in such registration statement, as to which reference is made for further information. Upon effectiveness of such registration statement on Form F-10, we will become subject to the informational requirements of the Exchange Act, and in accordance therewith will be required to file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such registration statement, reports and other information are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

As a "foreign private issuer" under the Exchange Act, we intend to provide to our shareholders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 90 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to US GAAP in the notes to the annual consolidated financial statements. We are exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to shareholders and our officers, directors and shareholders are exempt from US insider reporting requirements and "short swing" profit liability.

Enforcement of civil liabilities

We are incorporated under the laws of Canada. Some of our directors and officers are residents of Canada. Some of our assets and the assets of such persons are located outside of the United States. As a result, it may be difficult for our US-based shareholders to initiate a lawsuit within the United States. It may also be difficult for shareholders to enforce a United States judgment in Canada or elsewhere or to succeed in a lawsuit in Canada or elsewhere based only on violations of United States federal or state securities laws.

Transfer agent and registrar

CIBC Mellon Trust Company is the Canadian transfer agent and registrar for our common shares and Mellon Investor Services, LLC is the US co-transfer agent for our common shares.

Legal matters

Certain legal matters in connection with the offering will be passed upon on our behalf by Heenan Blaikie LLP, our Canadian counsel, and Troutman Sanders LLP, our US counsel. Osler, Hoskin & Harcourt LLP is Canadian counsel to the underwriters and Dewey Ballantine LLP, New York, NY, is US counsel to the underwriters in connection with the offering. As of the date of this prospectus, the partners and associates of each of Heenan Blaikie LLP, Troutman Sanders LLP, Osler, Hoskin & Harcourt LLP and Dewey Ballantine LLP, respectively, beneficially owned, directly or indirectly, less than 1% of any class of our securities or any of our associated parties or affiliates.

Legal proceedings

From time to time in connection with our operations, we are named as a defendant in actions for damages and costs allegedly incurred by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, we do not believe that any of such actions are material to us and we believe that adequate provisions have been recorded in our accounts where required.

Auditors

Our auditors are KPMG LLP, located at Suite 200 Yonge Corporate Center, 4100 Yonge Street, Toronto, Ontario, Canada M2P 2H3. Our consolidated financial statements as at December 31, 2005 and 2004, and for the years ended December 31, 2005 and 2004, appearing and incorporated by reference in this prospectus and registration statement have been audited by KPMG LLP, independent auditors, as set forth in their report appearing and incorporated by reference in this prospectus and registration statement, and are included and incorporated by reference in reliance upon such report on the authority of such firm as experts in accounting and auditing.

Purchasers' statutory rights

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment thereto, contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

Documents filed as part of the registration statement

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this prospectus forms a part: (i) the documents listed under "Documents incorporated by reference"; (ii) the form of the underwriting agreement; (iii) the consent of KPMG; and (iv) the powers of attorney pursuant to which amendments to the registration statement may be signed.

Auditors' report to the directors

To the Board of Directors of Systems Xcellence Inc. (the "Company")

We have audited the consolidated balance sheets of the Company as at December 31, 2004 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Toronto, Canada February 17, 2006 (except as to notes 15 and 16, which are as of June 5, 2006)

SYSTEMS XCELLENCE INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	December 31,
			March 31, 2006
	2004	2005

			(Unaudited)
Assets
Current assets:
Cash and cash equivalents (note 10(a))	$29,636,643	$35,951,932	$36,853,736
Accounts receivable, net of allowance for doubtful accounts of $319,566 (December 31, 2004—$468,666; March 31, 2006—$419,566)	8,641,403	8,649,801	13,550,433
Unbilled revenue	—	1,001,971	1,243,103
Prepaid expenses	804,614	1,191,444	1,117,518
Inventory	193,631	437,674	423,553
Future tax asset (note 8)	—	320,000	806,805

Total current assets	39,276,291	47,552,822	53,995,148
Capital assets (note 3)	4,190,463	3,777,954	4,663,713
Deferred charges (note 4)	1,025,386	787,686	740,674
Goodwill	26,266,808	13,996,147	13,996,147
Intangible assets (note 5)	—	12,829,000	12,431,564
Future tax assets (note 8)	—	360,000	2,410,000
Restricted cash (note 2)	—	2,000,000	2,000,000

Total assets	$70,758,948	$81,303,609	$90,237,246

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$436,349	$765,761	$865,756
Accrued liabilities	3,089,728	4,833,151	6,568,280
Notes payable (note 2)	18,000,000	—	—
Deferred revenue	2,496,246	3,131,031	3,661,248
Current portion of long-term liabilities (note 6)	431,898	1,530,000	1,700,000

Total current liabilities	24,454,221	10,259,943	12,795,284
Long-term liabilities (note 6)	13,751,821	11,572,858	11,075,953
Deferred leasehold inducements (note 11(a))	—	—	757,815

Shareholders' equity:
Capital stock (note 7(a))	45,695,433	64,047,220	64,129,217
Contributed surplus	874,393	1,718,372	2,197,229
Deficit	(14,016,920)	(6,294,784)	(718,252)

Total shareholders' equity	32,552,906	59,470,808	65,608,194

Commitments and contingencies (note 11)
Subsequent event (note 10)
Total liabilities and shareholders' equity	$70,758,948	$81,303,609	$90,237,246

On behalf of the Board:

(Signed) MICHAEL J. CALLAGHAN, Director	(Signed) TERRENCE C. BURKE, Director

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Revenue	$33,042,363	$54,123,036	$10,572,667	$19,337,153
Project costs	13,459,544	20,774,797	4,519,916	7,605,479

	19,582,819	33,348,239	6,052,751	11,731,674
Expenses:
Product development costs	6,993,020	8,956,169	2,161,309	2,105,361
Selling, general and administration	7,268,222	12,357,064	2,577,935	3,868,605
Amortization	1,499,103	3,306,167	775,388	896,625
Lease termination (note 11(a))	—	—	—	757,815
Stock-based compensation	579,328	843,979	138,537	478,857

	16,339,673	25,463,379	5,653,169	8,107,263

Income before the undernoted	3,243,146	7,884,860	399,582	3,624,411
Net interest:
Income	(203,313)	(548,885)	(72,106)	(483,801)
Expense	1,052,204	1,895,934	426,082	390,478

	848,891	1,347,049	353,976	(93,323)

	2,394,255	6,537,811	45,606	3,717,734
Gain on sale of land and building (note 14)	—	626,342	—	—

Income before income taxes	2,394,255	7,164,153	45,606	3,717,734
Income taxes (recovery) (note 8):
Current	99,960	122,017	30,000	678,007
Future	—	(680,000)	—	(2,536,805)

	99,960	(557,983)	30,000	(1,858,798)

Net income	$2,294,295	$7,722,136	$15,606	$5,576,532

Net income per share (note 9):
Basic	$0.19	$0.52	$—	$0.33
Diluted	0.19	0.50	—	0.31

Weighted average number of shares used in computing net income per share (note 9):
Basic	11,844,392	14,805,857	14,583,717	16,951,083
Diluted	12,406,018	15,437,138	15,110,467	18,037,060

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in U.S. dollars)

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Deficit, beginning of period (As previously reported)	$(16,016,150)	$(14,016,920)	$(14,016,920)	$(6,294,784)
Adjustment to reflect change in accounting for stock-based compensation (note 1(m))	$(295,065)	—	—	—
As restated	$(16,311,215)	$(14,016,920)	$(14,016,920)	$(6,294,784)
Net income	2,294,295	7,722,136	15,606	5,576,532

Deficit, end of period	$(14,016,920)	$(6,294,784)	$(14,001,314)	$(718,252)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Cash provided by (used in):
Operations:
Net income	$2,294,295	$7,722,136	$15,606	$5,576,532
Items not involving cash, net of effects from acquisition:
Gain on sale of land and building	—	(626,342)	—	—
Amortization of capital assets	1,499,103	1,740,167	396,223	499,189
Amortization of intangible assets	—	1,566,000	332,500	397,436
Amortization of deferred charges	66,582	187,700	46,665	47,012
Stock-based compensation	579,328	843,979	138,537	478,857
Future income taxes	—	(680,000)	—	(2,536,805)
Increase in deferred leasehold inducements	—	—	—	757,815
Change in non-cash operating working capital (note 10(b))	(1,712,173)	1,066,378	(213,711)	(2,688,376)

Net cash provided by operations	2,727,135	11,820,018	715,820	2,531,660
Financing:
Proceeds from issuance of warrants and common shares, net of issue costs	11,432,824	17,930,444	—	—
Proceeds from exercise of share-purchase options	402,793	421,343	6,160	81,997
Proceeds from long-term debt	6,000,000	—	—	—
Financing costs related to long-term liabilities	(816,285)	50,000	50,000	—
Payment of mortgage principal	(24,549)	—	—	—
Repayment of short-term liabilities	—	—	(18,000,000)	—
Repayment of long-term liabilities	(6,036)	(1,080,861)	(12,939)	(326,905)

Net cash provided by (used in) financing	16,988,747	17,320,926	(17,956,779)	(244,908)
Investments:
Purchase of capital assets	(1,454,164)	(2,557,556)	(247,572)	(1,384,948)
Acquisition of Health Business Systems, Inc., net of cash acquired	(1,546,156)	(20,375,794)	—	—
Acquisition costs related to Health Business Systems, Inc.	(574,335)	—	—	—
Acquisition of rebates services line-of-business	—	(235,000)	—	—
Contingent consideration placed in escrow	—	(2,000,000)	—	—
Proceeds from disposal of capital assets	—	2,342,695	—	—

Net cash used in investments	(3,574,655)	(22,825,655)	(247,572)	(1,384,948)

Increase (decrease) in cash and cash equivalents	16,141,227	6,315,289	(17,488,531)	901,804
Cash and cash equivalents, beginning of period	13,495,416	29,636,643	29,636,643	35,951,932

Cash and cash equivalents, end of period	$29,636,643	$35,951,932	$12,148,112	$36,853,736

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
Years ended December 31, 2004 and 2005 and
three months ended March 31, 2005 and 2006 (unaudited)

Systems Xcellence Inc. (the "Company") designs, develops and installs electronic transaction processing software solutions and provides Application Service Provider ("ASP") services for the pharmaceutical benefits supply chain within the healthcare industry.

1.     Significant accounting policies:

  The accounting policies of the Company conform to those generally accepted in Canada. Significant accounting policies are summarized below:

  (a)
  Consolidated financial statements:

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation.

  (b)
  Interim financial statements:

    The accompanying unaudited interim consolidated financial statements as at March 31, 2006 and for the three month period ended March 31, 2005 and 2006 have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year.

    These interim financial statements are prepared following accounting policies consistent with the Company's audited annual financial statements and notes thereto.

  (c)
  Use of estimates:

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, valuation of intangible assets and goodwill and valuation allowances for receivables and future income taxes. Actual results could differ from those estimates.

  (d)
  Revenue recognition:

    The Company's revenue is derived from transaction processing services, maintenance, professional services, hardware sales and software licenses.

    The Company recognizes revenue in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3400, Revenue, EIC-141 Revenue Recognition, and EIC-142, Revenue Arrangements With Multiple Deliverables, and has applied relevant U.S. accounting standards, including The American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, Software Revenue Recognition, SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, and the SEC Staff Accounting Bulletin No. 104, Revenue Recognition.

    Transaction processing revenue, which includes ASP and switching services, is recognized as services are provided.

    Revenue from hardware sales and software licenses ("system sales") is recognized when the Company has an executed agreement with the customer, the hardware and/or software has been delivered, the amount of the fees is fixed and determinable and the collection of these fees is probable.

    Software license arrangements, which involve significant customization services, are evaluated to determine whether these services are essential to the functionality of the software license. When such services are considered essential, the license and services revenue of such arrangements is recognized as the services are performed on the following bases:

    (i)
    Fixed price contracts:

      On a percentage-of-completion method of accounting, which recognizes revenue proportionately with the degree of completion of the services under the contract. The degree of completion is determined by reference to total time incurred relative to total estimated time to complete.

    (ii)
    Time and materials contracts:

      Upon delivery of the services, consulting services are performed either on a fixed price contract basis or a time and materials contract basis, and revenue is recognized on the same basis as noted above.

    The Company recognizes maintenance fees as revenue on a straight-line basis over the term of the related agreement.

    Revenue recognized in excess of amounts billed is reported as unbilled revenue. Billing in excess of revenue recognized is recorded as deferred revenue.

  (e)
  Cash and cash equivalents:

    The Company considers deposits in banks, bank term deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents.

  (f)
  Deferred charges:

    Deferred charges consist of deferred financing costs relating to the issuance of long-term debt. Amortization is provided on a straight-line basis over the term of the related debt, being six years.

  (g)
  Inventory:

    Inventory is carried at the lower of cost or net realizable value.

  (h)
  Capital assets:

    Capital assets are stated at cost less accumulated amortization. Capital assets, including assets under capital leases are amortized on the following bases and annual rates:

Asset	Basis	Rate

Building	Straight line	Over 20 years
Furniture and equipment	Declining balance	20%
Software	Straight line	Over three years
Computer equipment	Straight line	Over three years
Leasehold improvements	Straight line	Over lease term

  (i)
  Impairment of long-lived assets:

    Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the estimated undiscounted future cash flows expected to be generated by the use and disposal of the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As at December 31, 2004 and 2005, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived assets may not be recoverable.

  (j)
  Goodwill:

    Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

    Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its annual goodwill impairment test at December 31, 2004 and 2005 and determined no impairment existed.

  (k)
  Intangible assets:

    Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

    Intangible assets with finite useful lives are amortized over their useful lives.

  (l)
  Research and product development:

    Research costs, net of related investment tax credits, are expensed as incurred. Costs related to development of software, net of related investment tax credits, are expensed as incurred unless such costs meet the criteria for capitalization and amortization under generally accepted accounting principles. The Company has not capitalized any software development costs.

    Expenditures on equipment, used in research and development activities, net of related investment tax credits, are recorded as capital assets.

  (m)
  Stock-based compensation:

    The Company has a stock-based compensation plan that is described in note 7(b). For stock options issued to employees and directors, compensation cost related to those awards is measured based on the fair value of the options on the date of the grant that is determined by using an option pricing-model. The fair value of the options expected to vest is recognized over the service period as compensation expense and contributed surplus.

    Effective January 1, 2004, the Company adopted, on a retroactive basis with restatement, the fair value-based method of accounting prescribed by CICA Handbook Section 3780, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). The effect of the fair value-based method was to decrease net income for the years ended December 31, 2005 by

    $843,979 (2004—$579,328) and increase accumulated deficit and contributed surplus by $295,065 as at January 1, 2004.

  (n)
  Foreign currency:

    The Company's measurement currency and reporting currency is the U.S. dollar. Monetary items denominated in foreign currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

    The Company's foreign operating subsidiaries are considered to be integrated operations and are translated into U.S. dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenue and expenses, except amortization, which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

  (o)
  Income per share:

    Basic income per share is computed by dividing net income by the weighted average shares outstanding during the period. Diluted income per share is computed similar to basic income per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that the proceeds from the exercise of in-the-money stock options and warrants were used to acquire shares of common stock at the average market price during the period.

  (p)
  Income taxes:

    The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

    In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

  (q)
  Deferred leasehold inducements:

    Deferred leasehold inducements represent cash inducements received from the Company's landlords that are amortized against rent expense on a straight-line basis over the term of the related lease.

  (r)
  Recently issued accounting pronouncements yet to be adopted:

    In January 2005, the CICA issued Section 1530, "Comprehensive Income", and Section 3855, "Financial Instruments—Recognition and Measurement". The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Management is currently evaluating the impact of adopting these standards on the consolidated financial statements.

  (s)
  Comparative figures:

    Certain figures have been reclassified to conform to the consolidated financial statements presentation adopted in the current year. A cash inducement of $757,815, received from the landlord with respect to the new operating lease entered into on March 24, 2006, has been reclassified into cash flows from operating activities from cash flows from financing activities in the statement of cash flows for the three months ended March 31, 2006.

2.     Business acquisitions:

  (a)
  Health Business Systems, Inc. ("HBS")

    On December 17, 2004, the Company, through a wholly owned subsidiary, acquired all of the outstanding shares of HBS, based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology. The acquisition of HBS was accounted for using the purchase method. The results of operations of HBS have been included in the operating results of the Company from the date of the acquisition

    Under the terms of the HBS Stock Purchase Agreement (the "Agreement"), the Company will pay $20,000,000 in cash for HBS, with the final purchase price subject to working capital adjustments and an additional $4,000,000 of contingent consideration dependent upon HBS achieving certain calendar 2004 and 2006 financial earn-out targets.

    On December 17, 2004, the Company paid $2,000,000, which was being held in an interest-bearing escrow account pursuant to the terms of the Agreement, and issued notes of $18,000,000 to the shareholders of HBS. On January 3, 2005, the Company paid $18,000,000 in cash in settlement of the notes. The $2,000,000 was expected to be held in the escrow account for one year from the Closing Date as security against certain indemnities arising under the Agreement. As at December 31, 2005, the indemnity amount has not been finalized as the Company has filed a claim against the escrow amount.

    On May 31, 2005, the Company paid $2,375,794 to the former shareholders of HBS of which $2,000,000 contingent consideration was the financial 2004 earn-out payment and $375,794 was the working capital payment. The amount was recorded as additional purchase price consideration. On June 1, 2005, the Company paid a further $2,000,000 to a second interest-bearing escrow account pursuant to the terms of the Agreement, which will be paid to certain former HBS shareholders on December 31, 2006 subject to specified 2006 financial earn-out targets being met. This $2,000,000 contingent consideration has been recorded as a long-term asset and will be recorded as additional purchase price consideration when the contingency is resolved. The Company incurred $618,599 of acquisition costs.

    The Company has made certain adjustments to the fair value measurement of net assets acquired from HBS as reported in 2004. The adjustments relate to the preliminary evaluation of the fair value of capital assets and acquired other intangible assets and related expenses subsequent to the 2004 year-end. The preliminary purchase price allocation as reported in the Company's 2004 annual report and the adjustments are as follows:

	Purchase price allocation reported in 2004	Adjustments	Final purchase price allocation

Cash	$453,844	$—	$453,844
Current assets	2,242,809	—	2,242,809
Capital assets	51,067	330,719	381,786
Goodwill	19,163,581	(12,305,661)	6,857,920
Customer relationships	—	12,800,000	12,800,000
Acquired software	—	1,400,000	1,400,000
Other long-term assets	21,337	—	21,337
Current liabilities	(1,358,303)	195,000	(1,163,303)

Total purchase consideration	$20,574,335	$2,420,058	$22,994,393

    In connection with the acquisition, the Company adopted a plan to integrate the operations of HBS with that of the Company. This plan was expected to be completed during 2005. Accordingly, a liability of approximately $195,000 for such costs was recorded by the Company in accordance with EIC-114, Liability Recognition for Costs Incurred on Purchase Business Combinations. As at December 31, 2005, no termination benefits were paid; accordingly, the Company reversed the entire accrual of $195,000 as an adjustment to the purchase price allocation.

    Other intangible assets consist of acquired software and customer relationships, which are being amortized over their estimated useful lives of 5 and 10 years, respectively. Goodwill, which is deductible by the Company for tax purposes, will be amortized over a 15-year period, at approximately $450,000 per year for tax purposes.

  (b)
  Rebate management line-of-business:

    On September 30, 2005, the Company acquired the intellectual property, pharmaceutical manufacturer contracts, and select personnel that support a rebate management line-of-business relating to the administration of rebate services for $200,000. The Company incurred $35,000 of acquisition costs. Substantially all of the purchase price was allocated to intangible assets consisting of customer contracts and acquired technology, which is being amortized over 10 years and 5 years, respectively.

3.     Capital assets:

December 31, 2004	Cost	Accumulated amortization	Net book value

Land	$375,635	$—	$375,635
Building	2,580,096	1,184,099	1,395,997
Furniture and equipment	1,268,940	881,016	387,924
Software	2,381,617	1,982,654	398,963
Computer equipment	5,195,270	3,794,807	1,400,463
Computer equipment under capital lease	3,241,696	3,241,696	—
Leasehold improvements	526,225	294,744	231,481

	$15,569,479	$11,379,016	$4,190,463

December 31, 2005	Cost	Accumulated amortization	Net book value

Furniture and equipment	$1,265,344	$689,775	$575,569
Software	2,590,190	2,059,576	530,614
Computer equipment	6,861,219	4,366,987	2,494,232
Leasehold improvements	596,691	419,152	177,539

	$11,313,444	$7,535,490	$3,777,954

March 31, 2006	Cost	Accumulated amortization	Net book value

	(Unaudited)
Furniture and equipment	$1,285,674	$742,903	$542,771
Software	2,946,343	2,139,316	807,027
Computer equipment	7,863,385	4,697,842	3,165,543
Leasehold improvements	602,989	454,617	148,372

	$12,698,391	$8,034,678	$4,663,713

4.     Deferred charges:

	Cost	Accumulated amortization	Total

Balance, beginning of period	$324,101	$48,418	$275,683
Financing costs	816,285	—	816,285
Amortization expense	—	66,582	(66,582)

December 31, 2004	1,140,386	115,000	1,025,386
Financing costs	(50,000)	—	(50,000)
Amortization expense	—	187,700	(187,700)

December 31, 2005	1,090,386	302,700	787,686
Amortization expense	—	47,012	(47,012)

March 31, 2006 (unaudited)	$1,090,386	$349,712	$740,674

5.     Goodwill and other intangible assets:

December 31, 2004	Gross amount	Accumulated amortization	Net book value

Goodwill	$26,266,808	$—	$26,266,808
Amortizable intangible assets:
Customer relationships	—	—	—
Software	—	—	—

	$26,266,808	$—	$26,266,808

December 31, 2005	Gross amount	Accumulated amortization	Net book value

Goodwill	$13,996,147	$—	$13,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	1,283,750	11,666,250
Acquired software	1,445,000	282,250	1,162,750

	$28,391,147	$1,566,000	$26,825,147

March 31, 2006	Gross amount	Accumulated amortization	Net book value

	(Unaudited)
Goodwill	$13,996,147	$—	$13,996,147
Amortizable intangible assets:
Customer relationships	12,950,000	1,608,936	11,341,064
Acquired software	1,445,000	354,500	1,090,500

	$28,391,147	$1,963,436	$26,427,711

6.     Long-term liabilities:

December 31, 2004	Current	Long-term	Total

Long-term debt (a)	$340,000	$13,050,478	$13,390,478
Mortgage (b)	91,898	701,343	793,241

	$431,898	$13,751,821	$14,183,719

December 31, 2005	Current	Long-term	Total

Long-term debt (a)	$1,530,000	$11,572,858	$13,102,858

March 31, 2006	Current	Long-term	Total

	(Unaudited)
Long-term debt (a)	$1,700,000	$11,075,953	$12,775,953

  (a)
  Long-term debt:

    On December 27, 2002, the Company entered into a Credit Facility Agreement with MCG Capital Corporation ("MCG"). The credit facility consisted of a $1,000,000 revolving line of credit and a $7,600,000 term loan. The credit facility was to mature on December 27, 2008.

    The term loan bore an interest at a base rate, which is at the choice of the Company (LIBOR or U.S. Prime rate) plus a rate margin to be determined as of the first date of each interest period, contingent on the Company's leverage ratio at that time. The base rate was capped for the first three years of the Credit Facility Agreement. For the first two years, the Company made quarterly interest-only payments, and thereafter, would make quarterly interest and amortized principal payments, beginning on December 31, 2004, of $380,000 until maturity.

    In connection with the HBS acquisition (note 2), the Company amended and increased its senior secured credit facility by $6,000,000 to $13,600,000 and terminated the revolving line of credit. The amended terms of the Company's credit facility include a new six-year term with quarterly principal payments commencing on December 31, 2005 and maturing on December 31, 2010. The interest rate on the amended credit facility is calculated in the same manner noted above. The effective interest rate for the year ended December 31, 2005 was 11.2% (2004—10.5%). The higher effective interest rate in 2005 was due to the LIBOR component of the interest rate, which increased from 2.5% on March 31, 2005 to 4.0% on December 31, 2005.

    The unamortized financing costs related to the original debt along with the costs incurred by the Company related to the amended long-term debt are being amortized over the term of the amended debt.

    The credit facility is a senior secured arrangement, secured by the Company's U.S. subsidiary and guaranteed by the Company.

  (b)
  Mortgage:

    The mortgage was secured by land and buildings, was amortized over 10 years and had a maturity date of March 31, 2006. The mortgage bore interest at 6.8% (2004—6.8%) and required monthly payments of approximately $10,965 including principal and interest. During 2005, the Company repaid the outstanding mortgage amount in connection with the sale of the land and building (note 15).

  Principal repayments required for long-term liabilities as at December 31, 2005 are as follows:

2006	$1,530,000
2007	2,210,000
2008	2,720,000
2009	2,720,000
2010	3,922,858

$13,102,858

  Interest expense relates to the following:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Long-term debt	$888,785	$1,582,442	$389,445	$298,595
Mortgage and other bank charges	96,837	125,792	36,637	44,871
Financing charges	66,582	187,700	—	47,012

	$1,052,204	$1,895,934	$426,082	$390,478

7.     Capital stock:

  (a)
  Common shares:

  (i)
  Authorized:

        Unlimited voting common shares

    (ii)
    Issued:

	Number of shares	Amount

Balance, December 31, 2003	11,608,514	$33,859,816
Exercise of special warrants (iii)	2,777,800	11,432,824
Exercise of options	193,310	402,793

Balance, December 31, 2004	14,579,624	45,695,433
Issuance of common shares (iv)	2,250,000	17,930,444
Exercise of options	109,209	421,343

Balance, December 31, 2005	16,938,833	64,047,220
Exercise of options (unaudited)	32,000	81,997

Balance, March 31, 2006 (unaudited)	16,970,833	$64,129,217

    (iii)
    Exercise of special warrants:

      In contemplation of the HBS acquisition, on December 17, 2004, the Company completed a private placement of 2,777,800 special warrants at a price of Cdn. $5.40 per special warrant for gross proceeds of $12,206,000 (Cdn. $15,000,000). Proceeds of the private placement were used for the acquisition of HBS. Each special warrant was exercised into one common share of the Company, without the payment of any additional consideration on December 17, 2004. Share issuance costs were $773,176.

    (iv)
    Issuance of common shares:

      On November 29, 2005, the Company completed a public offering of 2,250,000 common shares at a price of Cdn. $10.00 per common share with proceeds of $19,230,769 (Cdn. $22,500,000). Share issuance costs were $1,300,325.

  (b)
  Share purchase options:

    The Company has a stock option plan. Under the terms of the plan, the Company may grant options from time to time to its officers, directors, key employees and service providers and any affiliate or subsidiary of the Company for up to 2,937,500 shares of common stock. The exercise price of each option shall be set at the time the option is granted and shall not be lower than the market price of the Company's common shares at the time. An option's maximum life under the Company's option plan is five years.

	December 31,
	2004		2005		March 31, 2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

(in Cdn. dollars)					(Unaudited)
Outstanding, beginning of period	1,320,251	$3.44	1,392,251	$4.40	1,702,589	$4.72
Granted	379,500	6.96	495,000	6.40	470,375	14.00
Exercised	(193,310)	2.44	(109,209)	4.56	(32,000)	2.96
Expired	(57,416)	6.40	(68,203)	10.04	—	—
Cancelled	(56,774)	3.52	(7,250)	7.08	—	—

Outstanding, end of period	1,392,251	4.40	1,702,589	4.72	2,140,964	6.80

Options exercisable, end of period	764,791	$7.76	1,255,918	$4.08	1,248,917	$4.32

    The following table summarizes the information about the stock options outstanding at December 31, 2005:

Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price

(in Cdn. dollars)
$1.20–$3.20	786,501	1.19	$2.40	786,501	$2.40
$3.24–$7.40	898,088	3.57	6.68	458,667	6.84
$7.44–$12.20	18,000	2.11	9.32	10,750	9.76

$1.20–$12.20	1,702,589	2.45	4.72	1,255,918	4.08

    The Company has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the period they occur. The weighted average grant date fair value of options issued in the year ended December 31, 2005 was Cdn. $3.84 (2004—Cdn. $4.40).

  (c)
  Stock-based compensation:

    During the year ended December 31, 2005, the Company recorded stock-based compensation expense of $843,979 (2004—$579,328). During the three months ended March 31, 2006, the Company recorded stock-based compensation of $478,857 (2005—$138,537). The Black-Scholes option pricing model was used to estimate the fair value of the options at grant date based on the following assumptions:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Volatility	69%	38 - 58%	66%	38%
Risk-free interest rate	2.75%	4.00%	4.00%	4.75%
Expected life	5 years	5 years	5 years	5 years
Dividend yield	—	—	—	—

8.     Income taxes:

  The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows.

	Years ended December 31,
	2004	2005

Future income tax assets:
Non-capital loss carryforwards	$4,559,000	$3,234,000
Deductible research and development expenses	1,583,000	1,639,000
Goodwill	947,000	389,000
Capital assets	1,556,000	718,000
Other	1,434,000	1,653,000

	10,079,000	7,633,000
Less valuation allowance	10,074,000	6,951,000

Total future tax assets	5,000	682,000
Future income tax liabilities:
Deferred charges	5,000	2,000

Total future income tax liabilities	5,000	2,000

Net future income tax assets	$—	$680,000

  At December 31, 2005, the Company has loss carryforwards available to reduce future years' taxable income, which expire as follows:

	Canada	U.S.A.	Total

2006	$529,000	$—	$529,000
2008	5,474,000	—	5,474,000
2009	1,096,000	—	1,096,000
2010	408,000	—	408,000
2013 - 2024	—	1,967,000	1,967,000

	$7,507,000	$1,967,000	$9,474,000

  The differences between the effective tax rate reflected in the provision for income taxes and the statutory income tax rate are as follows:

	Years ended December 31,
	2004	2005

Corporate statutory rate	36.1%	36.1%

Income tax expense on income before taxes	$864,805	$2,586,000
Tax effect of:
Impact of foreign tax rates	44,000	177,700
Share issuance costs	252,000	(472,000)
Change in valuation allowance	140,000	(3,123,000)
Permanent differences	—	1,312,000
Effect of foreign exchange	(1,296,000)	(1,125,000)
Other	95,155	86,317

	$99,960	$(557,983)

  Income (loss) from the U.S. operations, before income taxes was ($790,636) and $2,655,613 for the years ended December 31, 2004 and 2005, respectively.

  In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management also considers projected future taxable income uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment. For the year ended December 31, 2005, the Company recorded a future income tax recovery of $680,000. In order to fully realize the net future tax asset recognized at December 31, 2005, the Company will need to generate future taxable income in the appropriate jurisdictions of approximately $1,889,000.

9.  Income per share:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Numerator:
Net income available to common shareholders	$2,294,295	$7,722,136	$15,606	$5,576,532

Denominator:
Weighted average number of shares:
Basic	11,844,392	14,805,857	14,583,717	16,951,083
Effect of dilutive securities:
Stock options	561,627	631,281	526,750	1,085,978

Diluted	12,406,018	15,437,138	15,110,467	18,037,060

Income per share:
Basic	$0.19	$0.52	$—	$0.33
Diluted	0.19	0.50	—	0.31

10.  Supplemental cash flow information:

  (a)
  The components of cash and cash equivalents were as follows:

	Years ended December 31,		Three months ended March 31, 2006
	2004	2005

			(Unaudited)
Cash on deposit	$4,427,670	$7,678,392	$2,379,298
Short-term investments:
U.S. Money Market funds	25,179,901	3,509,513	4,658,218
Commercial paper	—	24,733,932	29,786,254
Canadian dollar deposit (Cdn. $35,000)	29,072	30,095	29,966

	$29,636,643	$35,951,932	$36,853,736

  (b)
  Change in non-cash operating working capital was as follows:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Accounts receivable	$(549,674)	$(8,398)	$863,974	$(4,900,632)
Prepaid expenses	(142,824)	(386,830)	(36,470)	73,926
Work in progress	—	(1,001,971)	—	(241,132)
Inventory	—	(244,043)	(132,297)	14,121
Accounts payable and accrued liabilities	(1,371,513)	2,072,835	(418,701)	1,835,124
Deferred revenue	351,838	634,785	(490,217)	530,217

	$(1,712,173)	$1,066,378	$(213,711)	$(2,688,376)

  (c)
  Other non-cash investing activities were as follows:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Acquisition of HBS financed through notes payable	$18,000,000	$—	$—	$—
Capital assets included in accounts payable	—	65,134	—	—
  (d)
  Cash paid (received) from income taxes and interest was as follows:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Income taxes paid	$99,960	$122,017	$—	$—
Interest paid	985,622	1,708,233	426,082	390,478
Interest received	(203,313)	(548,885)	72,106	483,801

11.  Commitments and contingencies:

  (a)
  Commitments:

    Aggregate minimum payments in respect of operating lease commitments for premises and office equipment as at December 31, 2005 are as follows:

2006	$1,311,384
2007	1,027,650
2008	825,004
2009	657,988
2010	629,353
Thereafter	815,624

$5,267,003

    On March 24, 2006, the Company entered into a new operating lease agreement for new office space in Lisle, IL. The lease is effective February 1, 2007 with a term of 11 years. The minimum payments under the lease agreement as of March 31, 2006 are as follows:

2007	$829,127
2008	934,653
2009	967,544
2010	1,000,435
2011	1,033,326
Thereafter	6,993,448

$11,758,533

    As part of the agreement, the Company received certain leasehold inducements including a cash inducement of $757,815, which will be recognized over the term of the lease as a reduction of rent expense.

    Coterminous with this new lease agreement, the Company gave notice to the lessor of the U.S. Headquarters, located in Lombard, IL, to terminate the lease effective March 31, 2007. The Company paid $757,815 for this lease termination option which was expensed in the three months ended March 31, 2006.

  (b)
  Contingencies:

    From time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, management believes that adequate provisions have been recorded in the accounts where required.

  (c)
  Guarantees:

    The Company provides routine indemnification to its customers against liability if the Company's products infringe on a third party's intellectual property rights. The maximum amount of these indemnifications cannot be reasonably estimated due to their uncertain nature. Historically, the Company has not made payments related to these indemnifications.

12.  Segmented information:

  The Company operates in a single reportable operating segment, which is providing transaction processing solutions to the pharmaceutical benefits industry.

  The Company operates in two geographic areas as follows:

December 31, 2004	Canada	U.S.A.	Total

Revenue	$933,493	$32,108,870	$33,042,363
Capital assets	1,901,136	2,289,327	4,190,463
Goodwill and intangible assets	—	26,266,808	26,266,808

December 31, 2005	Canada	U.S.A.	Total

Revenue	$1,143,878	$52,979,158	$54,123,036
Capital assets	195,264	3,582,690	3,777,954
Goodwill	—	13,996,147	13,996,147

March 31, 2006	Canada	U.S.A.	Total

	(Unaudited)
Revenue	$315,399	$19,021,754	$19,337,153
Capital assets	177,801	4,485,912	4,663,713
Goodwill	—	13,996,147	13,996,147

  The Company's revenue consists of the following:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Recurring:
Transaction processing	$13,543,008	$21,446,079	$4,951,241	$8,754,170
Maintenance	6,884,402	13,343,483	3,241,330	3,656,662

	20,427,410	34,789,562	8,192,571	12,410,832
Non-recurring:
Professional services	5,563,575	11,108,772	1,277,941	4,372,418
System sales	7,051,378	8,224,702	1,102,155	2,553,903

	12,614,953	19,333,474	2,380,096	6,926,321

Total revenue	$33,042,363	$54,123,036	$10,572,667	$19,337,153

  During the year ended December 31, 2005, no one customer accounted for more than 10.0% of total revenue (December 31, 2004—one customer accounted for 10.7% of total revenue).

  During the three months ended March 31, 2005 and 2006, no one customer accounted for more than 10.0% of total revenue.

  At December 31, 2005, no one customer accounted for more than 10.0% of the total accounts receivable balance (December 31, 2004—one customer accounted for 13.9% of total accounts receivable balance). At March 31, 2006 and 2005, one customer accounted for 10.0% of the total accounts receivable balance.

13.  Financial instruments:

  (a)
  Credit risk:

    The Company is subject to concentrations of credit risk through cash equivalents and accounts receivable. Management monitors the credit risk and credit standing of counterparties on a regular basis. Cash equivalents and accounts receivable are with financial institutions and large corporations.

  (b)
  Fair values:

    The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximate their fair values due to the relatively short periods to maturity. The carrying values of the long-term liabilities approximate their fair values as the interest rates approximate rates currently available to the Company.

  (c)
  Foreign exchange risk:

    The Company is subject to foreign exchange risk. The Company does not enter into derivative instruments to mitigate this risk. Exposure to fluctuations in Canadian-dollar denominated transactions is partially offset by Canadian-denominated assets and liabilities.

14.  Sale of land and building:

  On May 31, 2005, the Company completed the sale and leaseback of its Milton, Ontario headquarters facility for cash proceeds of approximately $2,343,000 (Cdn. $2,924,000). The net proceeds after repayment of the mortgage on the building was approximately $1,585,000 (Cdn. $1,977,000). The Company recorded a gain of $626,342 on the sale.

  Concurrent with the sale, the Company has agreed to lease back 8,100 rentable square feet of the facility for a three-year term with one three-year renewal option period which represents a minor portion of the property sold.

15.  Reconciliation of significant differences between accounting principles generally accepted in Canada and United States:

  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles generally accepted in Canada ("Canadian GAAP") which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP") except as follows:

  (a)
  Consolidated statements of operations:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

Net income in accordance with Canadian GAAP:	$2,294,295	$7,722,136	$15,606	$5,576,532
Adjustments for:
Stock-based compensation (d)	—	—	—	50,000

Net income in accordance with U.S. GAAP	$2,294,295	$7,722,136	$15,606	$5,626,532

    The basic and diluted income per share under U.S. and Canadian GAAP remains the same for the periods presented.

  (b)
  Under U.S. GAAP, the Company is required to present a statement of changes in shareholders' equity, which is presented below:

	Number of shares	Amount	Additional paid-in capital	Deficit	Total

Balance as of December 31, 2003	11,608,514	$33,859,816	$—	$(16,016,150)	$17,843,666
Issued on the exercise of stock options	193,310	402,793	—	—	402,793
Issued on the exercise of warrants	2,777,800	11,432,824	—	—	11,432,824
Impact of stock-based compensation	—	—	579,328	—	579,328
Net income	—	—	—	2,294,295	2,294,295

Balance as of December 31, 2004	14,579,624	45,695,433	579,328	(13,721,855)	32,552,906
Issuance of common shares	2,250,000	17,947,574	—	—	17,947,574
Issued on the exercise of stock options	109,209	461,022	(39,679)	—	421,343
Issued on the exercise of warrants	—	(17,130)	—	—	(17,130)
Impact of stock-based compensation	—	—	843,979	—	843,979
Net income	—	—	—	7,722,136	7,722,136

Balance as of December 31, 2005	16,938,833	64,086,899	1,383,628	(5,999,719)	59,470,808
Issued on the exercise of stock options	32,000	192,344	(110,347)	—	81,997
Impact of stock-based compensation	—	—	478,857	—	478,857
Net income	—	—	—	5,626,532	5,626,532

Balance as of March 31, 2006	16,970,833	$64,279,243	$1,752,138	$(373,187)	$65,658,194

    The deficit as at December 31, 2003, under U.S. GAAP has been reduced by $295,065 to eliminate the effect of the change in accounting policy for stock-based compensation under Canadian GAAP offset by a corresponding increase in the share capital number. See Note 15(d).

  (c)
  Consolidated comprehensive income:

    Statement on Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income, requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders' equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on marketable securities. There are no adjustments to the U.S. GAAP net income required to reconcile to the comprehensive income/loss.

  (d)
  Stock-based compensation:

    Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in notes 1(l) and 8. Under U.S. GAAP, the Company has similarly elected to follow the fair value method in accordance with SFAS 123, Accounting for Stock-based Compensation ("SFAS 123"), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB25, Accounting for Stock Issued to Employees. Under SFAS 123 compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there is no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

    Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R ("SFAS 123R"), which requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The Company has adopted this standard using the modified prospective method and, therefore, recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date over the remaining portion of the requisite service under previously granted unvested awards outstanding as of the effective date, January 1, 2006.

    Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted to employees. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the Company estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

    Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation costs would be as follows:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Project costs	$211,547	$223,122	$45,572	$100,921
Product development costs	92,762	118,337	23,299	50,825
Selling, general and administrative	275,019	502,520	69,666	327,111

	$579,328	$843,979	$138,537	$478,857

  (e)
  Other supplementary disclosures for U.S. GAAP purposes:

  (i)
  For concentrations of operations located outside the entity's home country, the Company is required to disclose the amount of net assets and the geographic area in which they are located.

	Canada	U.S.A.	Total

December 31, 2004	$3,238,486	$29,314,421	$32,552,907
December 31, 2005	1,720,189	57,750,619	59,470,808
March 31, 2006 (unaudited)	4,164,757	61,443,437	65,608,194
    (ii)
    The total rental expense for each period for which a statement of operations is presented is as follows:

Three months ended:
March 31, 2005 (unaudited)	$282,963
March 31, 2006 (unaudited)	345,475
Year-ended:
December 31, 2004	868,820
December 31, 2005	1,280,931

    (iii)
    Under SEC Regulation S-X, the Company is required to disclose cost of sales applicable to each category of revenue. Accordingly, the relevant information has been presented below:

	Years ended December 31,		Three months ended March 31,
	2004	2005	2005	2006

			(Unaudited)
Recurring services:
Revenue	$20,427,410	$34,789,562	$8,192,571	$12,410,832
Cost of sales	9,107,596	13,523,015	3,030,650	4,960,357

	$11,319,814	$21,266,547	$5,161,921	$7,450,475

Non-recurring services:
Revenue	$12,614,953	$19,333,474	$2,380,096	$6,926,321
Cost of sales	4,351,948	7,251,782	1,489,266	2,645,122

	$8,263,005	$12,081,692	$890,830	$4,281,199

    (iv)
    Amortization expense relating to intangible assets for the next five years is as follows:

2006	$1,584,000
2007	1,584,000
2008	1,584,000
2009	1,584,000
2010	1,301,750

$7,637,750

    (v)
    The realized foreign exchange gains and losses for each of the periods presented were insignificant.

    (vi)
    Under U.S. GAAP, components of current liabilities that are in excess of 5% of total current liabilities need to be disclosed separately. Included in accrued liabilities are salaries and benefit accruals as at December 31, 2004 and 2005 and as at March 31, 2006 of $1,246,971, $2,971,564, $1,297,091, respectively.

      Also, included in the accrued liabilities are project cost accruals as at December 31, 2004 and 2005 and as at March 31, 2006 of nil, nil and $2,397,136 respectively.

    (vii)
    Under U.S. GAAP the amortization of the accretion charge and financing costs on the long-term debt is computed using the effective interest rate method, which is not materially different from the amounts recorded under Canadian GAAP, which is computed using the straight-line method.

    (viii)
    The following unaudited pro forma results of operations of the Company for the year ended December 31, 2004 assume that the acquisition of HBS had occurred on January 1, 2004, being the beginning of the year in which the business was acquired. These unaudited pro forma results are not necessarily indicative of either the actual results of operations that would have been achieved had the companies been combined during this period, or are they necessarily indicative of future results of operations.

Pro forma	2004

Revenue	$47,379,640
Net income	3,167,355
Earnings per share:
Basic	0.28
Fully diluted	0.24
  (f)
  Recent accounting pronouncements under U.S. GAAP yet to be adopted:

    Accounting changes and error corrections:

    In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes", and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The Company adopted this standard effective January 1, 2006 and it has no results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

16.  Subsequent event:

  On June 5, 2006, the Company filed articles of amendment to effect a four-to-one share consolidation of the Company's outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, net income per share presented in the Consolidated Statements of Operations and in notes 7 and 9 give effect to this share consolidation.

SYSTEMS XCELLENCE INC.

DEALER PROSPECTUS DELIVERY OBLIGATION

        Through and including July 17, 2006 (the 25th day after the date of this prospectus), U.S. federal securities laws may require all dealers that effect transactions in our common shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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SYSTEMS XCELLENCE INC. CONSOLIDATED BALANCE SHEETS (Expressed in U.S. dollars)
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in U.S. dollars)
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF DEFICIT (Expressed in U.S. dollars)
SYSTEMS XCELLENCE INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in U.S. dollars)
SYSTEMS XCELLENCE INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. dollars) Years ended December 31, 2004 and 2005 and three months ended March 31, 2005 and 2006 (unaudited)